Form 20-F
period 2022-12-31
Tian'an Technology Group Ltd
filed 2023-06-07
CIK 1941189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-40517

TIAN’AN TECHNOLOGY GROUP LTD.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Room 501, No. 3, Lane 743,

Taopu Road, Putuo District

Shanghai, China

(Address of Principal Executive Offices)

Heng Fei Yang, Chairman and Chief Executive Officer

Room 501, No. 3, Lane 743,

Taopu Road, Putuo District

Shanghai, China

Tel: + 021-69900680

tianankj@sina.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 45,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Years Ended December 31, 2022 and 2021

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Tian’an Technology Group Ltd.,” “the Company,” “we,” “us,” “our company” or “our” are to Tian’an Technology Group Ltd a British Virgin Islands corporation, its subsidiaries and its consolidated affiliated entities. Tian’an Technology Group Ltd., is a limited company organized under the laws of the British Virgin Islands and is the holding company of Yunke Jingrong Information Technology Co., Ltd., its wholly owned subsidiary;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this report only, Taiwan.

●	“Ordinary shares” or “Shares” are to our ordinary shares, no par value per share;

●	“RMB,” “Renminbi” “Yuan,” or “¥” are to the legal currency of the People’s Republic of China;

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

●	“Shanghai Qige Power Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., is a limited company organized under the laws of China and is the wholly owned subsidiary of Yunke Jingrong Information Technology Co., Ltd.

●	“Yunke Jingrong Information Technology Co, Ltd. is a limited company organized under the laws of China and is the parent company for Shanghai Qige Power Technology Co., Ltd., its wholly owned subsidiary.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of operations and comprehensive loss data for the fiscal years ended December 31, 2022 and 2021, and the selected consolidated statements of financial position data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Balance Sheet Data (Presented in $USD)

	As of December 31,
	2022	2021
Current assets	$74,702	$62,378
Total assets	$74,702	$78,467
Current liabilities	$382,201	$642,391
Total liabilities	$382,201	$649,995
Total equity	$(307,499)	$(571,528)
Total liabilities and equity	$74,702	$78,467

Statements of Operations Data (Presented in $USD)

	For the years ended December 31,
	2022	2021
Revenues	$195,733	$37,065
Gross profit	$52,828	$11,958
Operating expenses	$331,553	$130,707
Loss from operations	$(278,725)	$(118,749)
Other loss, net	$(1,792)	$(506)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Financial Condition and Business Model

The Company’s independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

As of December 31, 2022 the Company has incurred an accumulated deficit of $814,339 and a negative working capital of $307,499. At December 31, 2021, the Company’s accumulated deficit was $533,822 and the negative working capital is $580,013. The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern from a period of one year from the issuance of these financial statements. The Company intends to continue to fund its business by way of private placements and financing supports from related parties as may be required. As a result, the Company’s independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the years ended December 31, 2022 and 2021 with respect to this uncertainty. If the Company is unable to raise capital when needed or on acceptable terms, Shanghai Qige could be forced to delay, reduce, or eliminate its technology development programs, commercialization efforts, general hiring, or to cease operations.

Because the Company is an “emerging growth company,” the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.”

The Company is an “emerging growth company” as defined under the Jumpstart our Business Startups Act (“JOBS Act”). We will remain an “emerging growth company” for up to five years, or until the earliest of:

(i)	the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion,
(ii)

the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

(iii)	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

As an “emerging growth company”, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●

not being required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act (“Sarbanes Oxley”) (we also will not be subject to the auditor attestation requirements of section 404(b) as long as we are a “smaller reporting company”, which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, the Company choosing to “opt out” of such extended transition period and, as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that the Company’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Defects, errors or any other problems associated with Shanghai Qige’s products and services could diminish demand for its products or services, harm its business and results of operations and subject us to liability.

Shanghai Qige’s customers use its products and services for important aspects of their businesses, and any errors, defects or disruptions to its products and services and any other performance problems with its products and services could damage its customers’ businesses and, in turn, hurt its brand and reputation. Real or perceived errors, failures, bugs or security vulnerabilities in Shanghai Qige’s products could result in negative publicity, loss of or delay in market acceptance, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, Shanghai Qige may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. As a result, its reputation and brand could be harmed, and the business, operating results and financial condition may be adversely affected. Shanghai Qige uses third-party suppliers to manufacture its products. Such finished products may contain defects, errors or other product issues, which may negatively impact the performance of Shanghai Qige’s products and services, and smart devices, damage its reputation, harm its ability to attract new and existing customers, and incur significant support, repair or replacement costs even if Shanghai Qige can be reimbursed from the third-party suppliers.

Shanghai Qige generates a significant portion of its revenues from a limited number of major customers and any loss of business from these customers could have a negative impact on revenues and harm our business.

Shanghai Qige derives a significant portion of its revenues from a limited number of major customers. Its five largest customers in the fiscal years ended December 31, 2022 and 2021 accounted for 73.1% and approximately 98.5% of its revenues, respectively. Shanghai Qige’s ability to maintain close relationships with major customers is essential to the success of its business. The purchase orders placed by specific customers may vary from period to period, and typically does not have long-term purchase commitments from its customers. As a result, most of its customers could reduce or cease their use of Shanghai Qige’s products and services at any time without any penalty or termination charges. A major customer in one year may not provide the same level of revenues in any subsequent year. In addition, reliance on any individual customer for a significant portion of revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with Shanghai Qige.

Many factors not within Shanghai Qige’s control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, pricing pressure from competitors, a change in a customer’s business strategy, or failure of a module supplier to develop competitive products. Customers may choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, Shanghai Qige’s products, either on their own or in collaboration with others, including competitors. The loss of any major customer, or a significant decrease in the volume of customer demand or the price at which Shanghai Qige sells its products to customers, could materially adversely affect the Company’s financial condition and results of operations.

If the Company is unable to retain key personnel and hire new key personnel, it may not be able to implement our business plan.

The Company’s ability to succeed depends upon the experience and contributions of our key personnel, and in particular, our founder and CEO, Mr. Heng Fei Yang. The loss of the services of these individuals, if they are not adequately replaced, could have a substantial adverse effect on the Company’s financial condition, results of operations, and prospects. The Company’s future success will also depend on our ability to identify, attract, and retain additional qualified personnel as we expand our operations. There is no guarantee that we will be successful in identifying, attracting, and retaining such personnel. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. The Company may have to recruit qualified personnel with competitive compensation packages, equity participation, and other benefits that may affect the working capital available for our operations. Management may have to seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of company projects. No assurance can be given that the Company will be able to obtain such needed assistance on terms acceptable to us. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our operating results and financial condition.

Shanghai Qige’s ability to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm its customer relationships and product sales and harm our financial condition and operating results.

Shanghai Qige’s industry is subject to changing consumer trends and preferences, especially with respect to technological advancement. Shanghai Qige’s continued success depends in part on its ability to anticipate and respond to these changes, and it may not respond in a timely or commercially appropriate manner to such changes. Its failure to accurately predict these trends could negatively impact consumer opinion of its products and cause the loss of sales. The success of Shanghai Qige’s new product offerings and enhancements depends upon a number of factors, including its ability to:

●	accurately anticipate customer needs;
●	innovate and develop new products or product enhancements that meet these needs;
●	successfully commercialize new products or product enhancements in a timely manner;
●	price our products competitively;
●	manufacture and deliver our products in sufficient volumes and in a timely manner; and
●	differentiate our product offerings from those of our competitors.

If Shanghai Qige does not introduce new products or make enhancements to meet the changing needs of its customers in a timely manner, some of its product offerings could be rendered obsolete, which could negatively impact revenues, financial condition and operating results.

If Shanghai Qige is unable to build a sufficient distribution network to meet increasing demand of its products, its ability to execute on its business plan as outlined in this prospectus will be impaired.

Shanghai Qige sells products through its direct sales force and distribution channel. Although Shanghai Qige’s sales and distribution satisfy existing business needs, they might be insufficient to meet demand for its products as they continue to grow the business, which could result in harm to sales and business operations, financial condition and results of operations. To mitigate such risk, the Company intends to invest internally generated cash from operations and capital to be raised to add additional teams to Shanghai Qige’s direct sales force, expand its geographic reach with new distribution channels into other provinces within China and overseas, and establish more sales online. If planned efforts to expand sales and distribution channels are not effective, Shanghai Qige’s ability to execute on business plans and to realize continued growth with be impaired.

Production difficulties, quality control problems, inaccurate forecasting and reliance on third-party suppliers could harm Shanghai Qige’s business.

Production difficulties, quality control problems, inaccurate forecasting and Shanghai Qige’s reliance on third party suppliers to manufacture and deliver products that meet its specifications in a timely manner could harm the business. Shanghai Qige could experience production difficulties with respect to its products, including the availability of raw materials, components, packaging and products that do not meet its specifications and quality control standards. These production difficulties and quality problems could result in stock outages or shortages in the markets with respect to such products, harm sales, or create inventory write-downs for unusable products.

Disruptions resulting from the COVID-19 pandemic have had a material negative impact on our results of operations, and pose continuing additional risks to our operations.

In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted and is expected to generate lower revenue and net income during the period from February to April 2020. The Company resumed operations on March 2, 2020 and, as such, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time. The local government of the Company’s PRC subsidiary Shanghai Qige has issued shutdown measures throughout March 2022 to June 2022. The impact of the epidemic and sporadic resumption of work, Shanghai Qige’s operations and our financial results have been adversely materially affected.

Shanghai Qige may face increased competition from new and existing firms with greater capital resources, which could cause market share and profitability to decline if Shanghai Qige does not successfully meet competitive challenges.

Because of the strong prospects and recent growth of Shanghai Qige’s existing business, Shanghai Qige may face new direct competition from some counterparts engaged in other categories of the natural products and ingredients business, such as Fangda Carbon New Material Technology Co., Ltd and Del Future Technology Holdings Group Co., Ltd. in China, which are engaged in sale of products that contain graphene materials. The size, financial strength, technology foundation and development capabilities of the above-mentioned and similar companies are strong, and potential competition from these firms will be a key competitive challenge in the near future. In addition, these companies may challenge Shanghai Qige given their advanced supply chains and the cost advantages that come with that. Because of the strong capital and brand strength of such companies, they might pose challenges to Shanghai Qige in the future. If Shanghai Qige is unable to continue to expand, innovate, and collaborate to improve its market position in the face of new competition, market share, revenues, and profitability will be adversely affected.

Risks Related To Legal Uncertainty

We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results.

Our industry experiences significant product liability claims. As a supplier of products, we face an inherent business risk of exposure to product liability claims in the event that our products malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Our other products may also be subject to product liability claims or recalls. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business as the Company currently carries no product liability insurance.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for conducting certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019), or the 2019 Negative List, published by the National Development and Reform Commission, and the Ministry of Commerce, or the MOFCOM, on June 30, 2019, and effective on July 30, 2019, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication services provider and any primary foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the PRC government otherwise finds that we or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and consolidated affiliated entities;
●	Imposing fines, confiscating the income from our PRC subsidiary or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledges of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or

●	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with US GAAP.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the British Virgin Islands against us or our management named in the prospectus based on foreign laws.

Our Company is incorporated under the laws of the British Virgin Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. For more information, see “Description of Share Capital—Differences in Corporate Law—Shareholders’ Suits”. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law, and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory enforcement in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary. For more information, see “Enforceability of Civil Liabilities.” This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from certain matters. For more information, see “Description of Share Capital—Differences in Corporate Law—Shareholders’ Suits.”

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association, which are more limited than the rights afforded investors under the laws of many states in the United States.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our British Virgin Islands holding company primarily relies on dividend payments from us to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our Holding Company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our Holding Company may need to obtain SAFE approval to use cash generated from our operations to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Shares.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules, and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the Proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors.

In March 2019, the PRC National People’s Congress, or the NPC, promulgated the PRC Foreign Investment Law, or the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of PRC, or the FIE Implementing Regulations, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the FIE Implementing Regulations both became effective from January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

The Foreign Investment Law and FIE Implementing Regulations do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and FIE Implementing Regulations are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations, and rules.

If we are deemed as a foreign-invested enterprise under any of such future laws, regulations, and rules, and any of the businesses that we operate were to be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our assets and operations are located in China through our subsidiary Shanghai Qige. Accordingly, the Company’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Upon the effectiveness of the Trial Administrative Measures, we could be subject to the Trial Administrative Measures, as the Company has: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; and, if required, we cannot assure you that we will be able to complete such process on time or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which will take effect on March 31, 2023. Compared to the Draft Rules, the Trial Administrative Measures further clarified and emphasized several aspects, including: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023. However, such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (iii) a negative list of types of issuers banned from listing overseas, such as issuers under investigation for bribery and corruption; (iv) regulation of issuers in specific industries; (v) issuers’ compliance with national security measures and the personal data protection laws; and (vi) certain other matters such as: an issuer must file with the CSRC within three business days after it submits an application for initial public offering to competent overseas regulators; and subsequent reports shall be filed with the CSRC on material events, including change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. According to the Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”) and Trial Administrative Measures, upon effectiveness, as a company applying for listing on Nasdaq, we could be subject to the filing process if (i) we cannot obtain the clearance from SEC or Nasdaq before the effective date of the Trial Administrative Measures; or (ii) after we obtain the clearance from SEC or Nasdaq before the effective date of the Trial Administrative Measures, we cannot complete the overseas listing before September 30, 2023. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, or we will be able to obtain clearance from the CSRC in a timely fashion or at all.

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The audit report included in this prospectus was issued by HHC a United States based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing HHC in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

Although the audit report included in this prospectus was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this prospectus was issued by HHC, a United States based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing HHC in the future or of engaging any auditor not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is United States-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amended the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and our securities.

Because the majority of our operations are in China via our subsidiary Shanghai Qige, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

We are subject to a variety of laws and regulations that involve matters important to, or may otherwise impact, our business, including, among others, information security and censorship, foreign exchange and taxation. The introduction of new products and services may subject us to additional laws, regulations, or other government scrutiny.

These laws and regulations are continually evolving and may change significantly. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industry in which we operate. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. These laws and regulations may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development of new services,
●	Result in negative publicity, increase out operating costs,
●	Require significant management time and attention, and
●

Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practice.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as the value of our Ordinary Shares.

Any actions that may be taken by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities through our subsidiary Shanghai Qige.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy and any regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary, Shanghai Qige, to fund any cash and financing requirements we may have, and any limitation on the ability of Shanghai Qige to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a BVI holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiary to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our variable interest entity as service fees pursuant to certain contractual arrangements among our PRC subsidiary, our variable interest entity and its shareholders entered into to comply with certain restrictions under PRC laws on foreign investment.

Additionally, our subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholder only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary, our variable interest entity and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, promulgated by the State Administration of Taxation, or the SAT, on February 20, 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiary, if it satisfies the conditions prescribed under the SAT Circular 81, and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiary. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiary.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, promulgated by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or Shanghai Qige’s to liability or penalties, limit our ability to inject capital into Shanghai Qige, limit our Shanghai Qige’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who control, or have prior to the implementation of SAFE Circular 37 controlled, directly or indirectly of offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

These regulations may have a significant impact on our present and future structuring and investment. We have requested or intend to take all necessary measures to require our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the Actual Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We believe that Company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, we and our offshore subsidiary will be subject to PRC enterprise income on their worldwide income at the rate of 25%, which would materially reduce our net income. Furthermore, if we are treated as a PRC tax resident enterprise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Company is treated as a PRC resident enterprise.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued a Bulletin of State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. Pursuant to SAT Bulletin 7, an “Indirect Transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the Bulletin of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Under the “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions, and we may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of Ordinary Shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022. Pursuant to Article 2 of Measures for Cybersecurity Review (2021 version), the purchase of network products and services by critical information infrastructure operator and the data processing activities carries out online platform operators, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the present Measures. Pursuant to Article 7, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments). Article 13 of the Network Internet Data Protection Draft Regulations (draft for comments) reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review in compliance with relevant national regulations.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. However, since the Measures for Cybersecurity Review (2021 version) just became effective on February 15, 2022, it is unclear on how it will be interpreted and implemented by the relevant PRC authorities. In addition, since the deadline for feedback of the Network Internet Data Protection Draft Regulations (draft for comments) is December 13, 2021 and the formal Network Internet Data Protection Regulations is not promulgated, it is unclear on how it will be amended by the relevant PRC authorities. As of the date of this prospectus, our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the relevant PRC authorities, and has not received any requirements to obtain permissions from relevant PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by relevant PRC authorities.

However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and our Company or our PRC subsidiaries are required to obtain such approvals in the future, and that our Company does not receive or maintain the approvals or is denied permissions from the PRC authorities, or inadvertently concludes that such approvals are not required, we could incur material costs to ensure compliance, be subject to fines and no longer be permitted to continue our current business operations. We may not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significant depreciation of the price of our Ordinary Shares.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct all of our business in China through our subsidiary, Shanghai Qige. Our Company is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to Chinese private companies, including reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. According to the Administrative Measures for the Accreditation of High-tech Enterprises promulgated by three PRC regulatory agencies, including SAT, the qualification of high and new enterprise is effective for a renewable three-year permitted. Our Chinese subsidiaries does not meet the qualification of high and new enterprise, our Chinese subsidiaries are subject to the statutory enterprise income tax rate of 25%. Any increase in the enterprise income tax rate applicable to our PRC subsidiary, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our subsidiaries in China, could adversely affect our business, financial condition, and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest, and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in mandatory employee social security schemes that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. Such schemes have not been implemented consistently by the local governments in China given the different levels of economic development in different locations, but generally require us to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our eligible full-time employees, up to a maximum amount specified by the local government from time to time. We have accrued in financial statements and have made full contributions to the social insurance and housing provident funds in accordance for our eligible full-time employees as required by the relevant PRC laws and regulations. As the date of this prospectus, none of our entities or subsidiaries had received any notice from local authorities or any claim or request from the employees in this regard. Our failure to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds may subject us to late payment penalties and other fines or labor disputes, and we could be required to make up the contributions for these plans, which may adversely affect our financial condition and results of operations.

According to applicable PRC laws and regulations, employers must open social insurance registration accounts and housing provident fund accounts and pay social insurance and housing provident funds for employees. We may, in the future, become subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers if we fail to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our Holding Company, or otherwise materially adversely affect us.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle, or Circular 37, which was promulgated by SAFE, and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the Overseas SPV’s PRC resident shareholder, name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division.

We have requested the beneficial holders of our Ordinary Shares who are PRC residents to register with the relevant branch of SAFE in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries pursuant to Circular 37 or the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, as the case may be. Because of uncertainty over how Circular 37 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 37. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other U.S. laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the relevant statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. PRC anti-corruption laws also strictly prohibit bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Particularly, most of the hospitals and inoculation centers in China are state-owned entities, whose employees may be recognized as foreign government officials for the purpose of FCPA. Therefore, any payments, expensive gifts or other benefits provided to an employee of the state-owned hospital or inoculation center may be deemed violation of FCPA. Violations of FCPA or PRC anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, prospects, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability under FCPA violations committed by companies in which we invest or that we acquire.

Risks Related to our Securities

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of 88.9% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares, the market price for our Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares to decline.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Ordinary Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Stock Exchange.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

As of the date of this report, we have not fully addressed the above-referenced weaknesses.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. As a holding company with no material operations of our own, we conduct our operations through Yunke Jingrong Information Technology Co., Ltd. (“Yunke”), our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Yunke and our operating company in China. Through our subsidiary, Shanghai Qige, we were engaged in the technology driven sales of power control and service systems solutions.

In the third quarter of 2022, the Company shifted its business model and through Shanghai Qige, focused on graphene production enterprises and engaged in the health therapy industry. We utilize the far-infrared heat therapy characteristics of graphene, which is incorporated into our products.

Private Placement

In May and June 2022, the Company issued 5 million shares in a private placement to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable was collected in May and June 2022. Each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances. We engaged in no general solicitation or advertising with regard to the offering and the offering was made solely to “Accredited Investors” as defined in Rule 501 of Regulation D under the Securities Act.

The following diagram illustrates our corporate structure as of the date of this report:

The structure of cash flows within our organization, and the applicable regulations, are as follows:

1.	Our equity structure is a direct shareholding structure, that is, the overseas entity to be listed in the U.S., Tian’an, directly controls Yunke and Shanghai Qige. See “Corporate History and Structure” above for additional details.

2.	Within our direct holding structure, the use of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. Because Tian’an and Yunke have no actual operations, there is no funding for these entitles and all the revenue that is generated by Shanghai Qige is used to operate Shanghai Qige. After foreign investors’ funds enter the Company at the close of this offering, the funds can be directly transferred to our PRC subsidiary Shanghai Qige through a WFOE structure.
3.

At present the Company has no restrictions on the use of its cash. We have a fund management policy in place which has corresponding internal control rules that are compliant with the laws and regulations of the PRC

4.	At present, we have never distributed any dividends and do not intend to in the future. However, if the Company decides to distribute dividends to its shareholders, the Company will transfer the dividends from the operating subsidiary in accordance with the laws and regulations of the PRC and other countries. Then the subsidiary will transfer the dividends to Tian’an, and the dividends will be distributed from Tian’an to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2020, 2021 and 2022 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2022 consolidated financial statements. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”:

B.	Business Overview

Business

Overview

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. Yunke Jingrong Information Technology Co., Ltd. (“Yunke”) is our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Yunke and our operating company in China. Through our subsidiary, Shanghai Qige, we were engaged in the technology driven sales of power control and service systems solutions, which products are used in low-speed electric vehicles, such as electric forklifts, golf carts, street sweepers and other types of specialized field vehicles.

Shanghai Qige’s main product was a series of brushless DC motor controllers. Brushless DC motors, for which its controllers are commonly paired with, are common in industrial applications across the world.

Shanghai Qige’s products and operations were materially impacted by the recent pandemic-related lockdowns in China such that its revenues for the six months ended June 30, 2022 were $0. In order to mitigate the adverse impacts on Shanghai Qige’s business, we actively embraced marketplace changes. We reviewed our internal structure and policies, areas of business and business model and determined Shanghai Qige needed to enter into a differentiated and new business field.

The aging population is an important trend in the development of the social system and a manifestation of human civilization progress. More and more countries around the world are accelerating their entry into an aging population society. The United Nations General Assembly pointed out that “the impact of population aging on the economy and society is both an opportunity and a challenge”.

China became an aged society in 2021 and its population aging will continue to deepen. In the context of a new round of industrial upgrading and technology, the medical industry has entered the stage of digitalization, intelligence, standardization and internationalization. The field of “big health” is a highly comprehensive and cross cutting industry, with numerous branches developed from medicine among various sub industries. Big health centers around the concept that individuals should not just treat diseases, but work proactively to prevent them. The relatively traditional fields within the industry include medical devices, pharmaceutical manufacturing, and health services, which hold the vast majority of market share in the industry. On the basis of the industrial field, in recent years, with the development of technology, digitization, and the Internet, more intelligent, digital, and high-end industrial segments have emerged, including precision medicine, medical big data, internet healthcare, and consumer health services.

Due to the level of demand in the health market at any time, the growth of its market size is relatively resilient and difficult to replace. From 2016 to 2020, the market size of China’s big health industry increased from 25.9 trillion yuan to 41.8 trillion yuan, and is expected to continue to increase at a compound annual growth rate of nearly 10%, reaching approximately 64.2 trillion yuan by 2025.

Based on this trend, the Company has integrated graphene production and focused its research on graphene health therapy. With the latest scientific research achievements in graphene far-infrared heating technology, we have engaged in the health therapy industry. We believe utilizing the far-infrared heat therapy characteristics of graphene, a new breakthrough in product technology is achieved allowing more people to enjoy high-quality health therapy services.

Graphene

Graphene is a type of material composed of carbon atoms and sp ² A two-dimensional carbon nanomaterial with a hexagonal honeycomb lattice composed of hybrid orbitals. Simply, it is a single layer of carbon atoms arranged in a hexagonal lattice structure, forming a two-dimensional (2D) material with exceptional mechanical, electrical, and thermal properties. As a new type of nanomaterial, graphene has ultra-high strength and thermal conductivity, making it the most disruptive new material among many materials. It is widely studied for its potential use in various fields such as electronics, energy storage, and biomedicine. Because of its excellent optical, electrical, and mechanical properties, along with good stability, it is also becoming prominent in physical therapy and health related products.

Graphene has the characteristics of uniform heating, fast heating reaction, and low energy consumption. In addition, its most prominent feature is that it can release far-infrared light with a wavelength of 6-14um after being powered on. The infrared spectrum emitted by the human body is similar, so it is called “life light wave”. The comprehensiveness and permeability of graphene far-infrared radiation plays a therapeutic role in the microcirculation tissue system throughout the body, both inside and outside. In addition, in activating visceral cells, providing tissue regeneration ability, keeping the visceral environment in good condition, it plays a moderate role in helping to prevent diseases.

Graphene has emerged as one of the most promising nanomaterials because of its unique combination of exceptional properties: it is not only the thinnest but also one of the strongest materials; it conducts heat better than all other materials; it is an excellent conductor of electricity; it is optically transparent, yet so dense that it is impermeable to gases – not even helium, the smallest gas atom, can pass through it.

The graphene community expects that, by strengthening standards and creating tailored high-quality materials, graphene materials will go beyond niche products and spearhead applications to broad market penetration by 2025. Then, graphene could be incorporated in ubiquitous commodities such as tires, batteries, sensor and electronics.

Graphene material is non-toxic and harmless, does not produce odors or chemical pollution, and is harmless to human health.

Cooperation Agreement with Xiwang New Materials Technology Co., Ltd.

The Company entered into a strategic cooperation framework agreement (the “Cooperation Agreement”) with Xiwang New Materials Technology Co., Ltd. (“Xiwang”) on October 18, 2022. Pursuant to the Cooperation Agreement, Xiwang will provide us various graphene based products with market prices and offer technical support and after sales services for our customers.

Our Customers

Shanghai Qige’s customers purchase its products mainly via sales agreements, similar to a purchase order (each a “Sales Agreement”). Each Sales Agreement outlines the purchasing terms and conditions to which both Shanghai Qige and the customer must adhere. Shanghai Qige’s customers generally purchase from it in bulk, though Shanghai Qige allows for small or singular purchases. Shanghai Qige’s delivery and payment terms vary depending on the amount of products being purchased. However, in all cases, Shanghai Qige requires payment in full prior to the delivery of its products. Shanghai Qige allows wholesale customers a 30 day payment period. Shanghai Qige’s products also have a standard warranty of twelve (12) months, which is customary for the health therapy industry.

Shanghai Qige’s Main Products

Far-infrared is a main component of graphene. Since infrared therapy enhances and improves circulation in the skin and other parts of the body, it can bring oxygen and nutrients to injured tissues, promoting healing. It helps ease pain, relieve inflammation, and protect against oxidative stress.

Our current product line consists of the following:

Graphene Far Infrared Energy Room

This product is similar to a sauna. This product is intended to promote blood circulation and metabolism, improve blood rheology, metabolism and nervous system function, and overall enhance the body’s immune capacity. The temperature is self-adjustable, up to 65 degrees. It is not controlled by a controller, but the machine itself comes with a graphene heating film.

Pure Graphene Heating Music Blanket

This product is lightweight, convenient, has a stable performance, and has a long service life. The blanket employs a graphene heating film, which emits a far-infrared wavelength. This wavelength is very similar to the human far-infrared wavelength, and is intended to have a therapeutic effect. The blanket is intended to improve shoulder periarthritis, waist strain, shoulder strain, and cold legs. The heating speed is quick, heating only after 10 seconds with a surface temperature of up to 35 ℃.

Graphene Pillow

This product improves the breathability of the average pillow, keeping you dry and comfortable during sleep. The surface of graphene pillow has been specially treated to have excellent antibacterial and anti-mite functions, which can reduce allergic reactions and help with respiratory health. By controlling the current, graphene pillows can be heated to a suitable temperature, which is intended to improve cervical spondylosis (age-related wear and tear affecting the spinal disks in the neck), cerebral blood supply, and sleep. The pillow is lightweight and small in size making it easy to carry and suitable for travel and outdoor use.

Pure Graphene Heating Knee Compartment

This product activates infrared through an electric current, exerting the effect of far infrared heating which promotes blood circulation and can alleviate muscle and joint pain. Graphene material has good breathability and softness and will not produce any odor, making it comfortable to wear. The pure graphene heating knee compartment can continuously generate heat for multiple hours without the need for an external power source which can effectively relieve joint pain. The pure graphene heating knee compartment has a small size, light weight, and is easy to carry, making it easy to use anytime and anywhere.

Pure Graphene Heating Knee Pads

This product is intended to care for the knee joint area. The pads have heating film material, which heat up in 3 seconds, are comfortable to wear, breathable without stuffiness and snug to the joints. They release 6 to 14 microns of far-infrared radiation with the same frequency as the human body, targeting the knee joint areas. They are designed in a way that that allows the knee to comfortably bend without constraint and walking is not affected. Three temperature levels can be switched with one click, and making it simple and convenient to reach the heat that is most comfortable for the user.

The core technology of the graphene heating film is intended to create intense physiotherapeutic effects. The knee pads are most suitable for people who experience arthritis, hyper osteogeny, knee rheumatoid arthritis, rheumatism and post-surgery bone trauma.

Pure Graphene Eye Mask

This product is intended to enhance blood circulation on the eye acupressure point. We believe the appearance to fashionable and pleasing. The SBR sponge 3D fitting design is breathable, soft, and comfortable. The integrated hot press cutting molding technology provides zero pressure around the eyes, and the wearer can wear it without any light interference. The eye mask helps provide a comforting experience that will block out light and promote sleep, penetrate into the muscle tissue around the eyes, relax the eyes, and relieve eye pressure. The eye mask uses a 5V ultra-low voltage, which is completely safe and energy efficient.

Because graphene is derived from carbon and more specifically, graphite, it has no known adverse effects on humans and the environment. While research into the matter is admittedly limited at this point, the chemistry of graphene and anecdotal information derived from those who’ve worked with it for a decade indicates that it is indeed safe and may one day be used in biomedical industries and perhaps even in daily life.

Add to that, the material does not burn or melt. It is chemically stable and resilient to UV rays. Furthermore, it has excellent insulation properties – the perfect material for fire protection gear as well as for heat and acoustic insulation.

Shanghai Qige’s Suppliers

The Company entered into a strategic cooperation framework agreement (the “Cooperation Agreement”) with Xiwang New Materials Technology Co., Ltd. (“Xiwang”) on October 18, 2022. Pursuant to the Cooperation Agreement, Xiwang will provide us various graphene based products with market prices and offer technical support and after sales services for our customers.

The Company is seeking other suppliers to extend its product portfolios and reduce the supply chain risks.

Shanghai Qige’s Market Opportunity

The global graphene market size was valued at $175.9 million in 2022 and is expected to expand at a compound annual growth rate (CAGR) of 46.6% from 2023 to 2030. The market is expected to be driven by the growing electronics industry in emerging economies and high penetration in composite applications. The graphene industry is also expected to witness significant growth on account of increasing demand from research institutes and multinational companies for the purpose of research and development.

A major share of key players is concentrated in developed regions, hence regional partnership and distribution agreements are the major strategic initiatives adopted by several key players. Some of the key players in the market include Haydale Graphene Industries PLC; Graphensic AB; Directa Plus; Graphene Technologies; Thomas Swan & Co., Ltd.; Grafoid, Inc.; ACS Materials Todayl, LLC; CVD Equipment Corporation; AMO GmbH; Applied Graphene Materials; and BGT Material Limited.

Asia Pacific was the largest market with a revenue of $67.8 million in 2022. It is also the fastest-growing region with a projected CAGR of 51.0% over the forecast period. The region promises to become a key contributor to the global demand in the graphene industry, owing to the presence of a large number of manufacturers and consumers. Furthermore, increasing production volumes in various sectors including automobile, marine, defense, and aerospace are expected to drive the market in this region over the forecast period. China is expected to emerge as a prominent market for graphene with a CAGR of 60.9% over the forecast period in terms of volume. This is mainly due to the favorable government support to promote investments in the manufacturing sector. The Chinese government has put forward strong policies to ensure support for graphene research and development. The Chinese government is increasingly investing in the country’s graphene industry innovation center.

We believe that we have a comprehensive product line. Given than, we believe we are well positioned with our current product line to capitalize on growing graphene industry within the health therapy sector.

Strengths

Shanghai Qige is dedicated to sales of high quality products that are tailored to customers’ requirements and needs.

We will tailor our technology research and development to satisfy the needs of our customers.

Our marketing strategy is to rapidly reflect and adjust our product portfolios based on our analysis and research of market trend and the feedback from our customers. Shanghai Qige continues to review its sale data to improve its products and find new products to satisfy customer requirements. Shanghai Qige maintains communication with its customers and makes offers based on what it believes their current and future need sets are. Shanghai Qige offers preferential pricing when it believes it will be most effective and to maintain long term relationships with its customers.

Shanghai Qige’s products are designed to provide customized settings and functional optimization. Shanghai Qige believes the industrial application of its advanced technological achievements improves the quality of its products, and also contributes to the control of product costs, both of which benefit its customers.

After extensive research, Shanghai Qige has developed a marketing strategy targeting the health therapy industry.

Continuous Development

Since its inception, Shanghai Qige has focused on providing cost-effective products that suit their customers’ individual needs. At present, Shanghai Qige only cooperates with third parties to develop products that are suitable for customers, and purchases and sells them to customers from the third-party suppliers.

Shanghai Qige’s research and development management system is focused toward current market needs such that it can meet those needs with technological innovation as a core solution.

Growth Strategy

Shanghai Qige will continue to adhere to its business principles of providing high quality and safe products to its consumers and promote social responsibility. We believe that Shanghai Qige’s pursuit of these goals will lead to sustainable growth driven by its capacity expansion based on market demand, solidify its position in the industry, and create long-term value for shareholders, employees and other stakeholders.

●

Technological innovation. Shanghai Qige intends to closely track and study the development trend of domestic and international graphene based products and other technology research so it can maintain its technological standards to meet consumer needs.

●	Market development. Shanghai Qige hopes to expand its sales and distribution network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers. Shanghai Qige will continue to expand its sales network, leveraging its local resources to quickly enter new markets, while also minimizing requirements for capital outlay. Shanghai Qige plans to focus on brand customers and concentrate on high-end industry upgrades to its existing marketing system.

●	Industrial merger and acquisition plan. Shanghai Qige’s goal is to strengthen its market position and accelerate its expansion by expanding its scale and gaining additional market share. Shanghai Qige plans to increase investment in its business and expand its production capacity through horizontal or vertical acquisitions, strategic partnership and joint venture. Shanghai Qige plans to invest additional capital in technology research and development. With more exposure and promotion, Shanghai Qige’s product and brand will be better recognized. Currently Shanghai Qige has no agreements or letters of intent for any acquisitions, partnerships or ventures.

●	Human resource development. We believe Shanghai Qige’s success greatly depends on its ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving its competitive advantage in the market, Shanghai Qige plans to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Research and Development

We do not expect significant changes in our research and development for foreseeable future. We will focus on the analysis of the market trends and feedback from our customers to adjust our product portfolios.

Sales and Marketing

Shanghai Qige’s experienced sales and marketing team is equipped with professional technical support personnel familiar with different application fields. We believe Shanghai Qige has sufficient business personnel in the regions it does business and employs a multi-dimensional marketing network system that supports customer service. Our customer service includes comprehensive consultation before, during and after product use. Our consultation entails discussion around product efficacy and applicable symptoms, and after-sales service guarantees.

At present, Shanghai Qige has two methods by which it markets:

1.	Many of Shanghai Qige’s sales are from current customer introductions, references and word-of-mouth promotion. Its marketing model is designed to drive organic growth, leverage positive word-of-mouth, and remove friction from the evaluation and purchasing process.
2.	Shanghai Qige also employs a sales and marketing team. Its team will actively contact their potential customers, not limited to phone calls.

Business Pivot

Shanghai Qige’s products and operations were materially impacted by the recent pandemic-related lockdowns in China such that its revenues for the six months ended June 30, 2022 were $0. In order to mitigate the adverse impacts on Shanghai Qige’s business, we actively embraced marketplace changes. This adjustment is reflected in our financial statement.

Challenges

Shanghai Qige’s projects are based on research of current market trends, forecasts of future market development, and close communication with customers. Based on results of our projects, we will adjust our product portfolios accordingly to extend or limit our product lines. In general, it takes a minimum of 6 months or longer to launch a new product. Although Shanghai Qige conducts detailed market research and technical pre-research before product development and implementation, the ultimate success of its ability to launch a successful product is also affected by the product development cycle, launch timing, customer preferences, competitors’ product strategies, and need of the applicable market. Shanghai Qige’s industry is influenced by many factors, most of which can be difficult to predict. If Shanghai Qige’s research and development is inaccurate, or fails altogether, its projects may not achieve the expected economic benefits, which may lead to a decline in Shanghai Qige’s profitability.

At present, our main products are graphene based thermal therapy products. Graphene is produced in almost every part of world, but the countries that are rich in producing graphene include China, Ukraine, and Russia. In 2020, China’s graphite output was approximately accounted for 650,000 tons or 62% of the world’s total graphite production. However, Ukraine and Russia also accounted for around 43,000 tons annual graphite production in total in 2020. Currently, the conflict between Russia and Ukraine has not affected Shanghai Qige’s supply chain, material costs or internal staffing. However, in the face of current continuing military conflict between Ukraine and Russia, we keep overseeing our business and development plans, for possible threats posed by such risks.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China and the European Union or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment in China

Foreign investment law

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020, and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. The organization form, organization, and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established in accordance with the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law provides that that foreign investment refers to investment activities directly or indirectly conducted within China by foreign natural persons, enterprises or other entities (the “foreign investors”), which include the following forms: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, property portions, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) other forms of investments under laws, administrative regulations, or provisions prescribed by the State Council of the PRC.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the FIE Implementing Regulations, which became effective on January 1, 2020. The FIE Implementing Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, it emphasizes on promoting and protecting the foreign investment and refines the specific measures. On the same day, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment Law of the PRC, which also came into effect on January 1, 2020 and provides for interpretations on the application of laws in cases of investment contracts disputes between equal parties. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, the merger of enterprises, division of enterprises, etc.

According to the FIE Implementing Regulations, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Version), or the Negative List 2021, without satisfying the relevant requirements. If a foreign investor invests in a prohibited field or industry as specified in the Negative List 2021, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administrative measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Regulation on Product Liability

The PRC laws and regulations governing the product liability primarily consist of the PRC Product Quality Law (1993), as lately amended in 2018; Law on the Protection of the Rights and Interests of Consumers (1993), as lately amended in 2013, or the Consumers Protection Law; and the PRC Civil Code.

Under the PRC Product Quality Law, producers and vendors of defective products may incur liability for losses and injuries caused by such products. There are three circumstances under which producers or vendors can have immunity from the defective product liability: 1) the defective products are never put into the market; 2) the products defect which caused the damages did not exist when the products were put into the market; 3) the exam techniques and skills were not able to find out the defects when the products were put into the market. So far, our product quality is in conformity with the national requirements and we have passed the regulatory agency’s examination.

Under the PRC Civil Code, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability. The Consumers Protection Law was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products.

Under the PRC Civil Code, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective product. And, where personal injury is caused by tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Civil Code.

Regulations Relating to Employment

Pursuant to the PRC Labor Law, promulgated by the Standing Committee of NPC in July 1994 and most recently amended in December 2018, and the PRC Labor Contract Law, promulgated by the Standing Committee of NPC in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of a serious violation.

In December 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. Dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary, or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of the date hereof, our consolidated subsidiaries did not use dispatched workers.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law (amended in 2018), an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% of the unpaid amount per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund employers must not suspend or reduce the payment of housing provident funds for their employees. Under the circumstances where financial difficulties indeed exist due to which an employer is unable to pay or pay up housing provident funds, the permission of the labor union of the employer and the approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. Where an employer does not open accounts of housing provident funds for its employees, the relevant authorities have the power to order such employer to do so within a prescribed period, failure of which can result in a fine of over RMB 10,000 and up to RMB 50,000 charged on the employer. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans, direct investments, repatriation of investments and investments in securities outside of China.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, most recently amended in December 2019. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operational needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments.

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective June 2016, which reiterates some of the rules set forth in SAFE Circular 19. SAFE Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from the foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to SAFE Circular 16’s interpretation and implementation in practice. SAFE Circular 19 and SAFE Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiary and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts, and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulations on Dividend Distribution

According to PRC Company Law, wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve fund until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of a liquidation. At the discretion of the wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for the evasion of foreign exchange controls. We have taken steps to notify significant beneficial owners of Ordinary Shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations.

On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, most recently amended in December 2019, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015.

SAFE Circular 3 stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of a genuine transaction, banks shall check the board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Bulletin of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, which became effective in January 2020, requires that where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather, and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities. Accordingly, our direct subsidiary, Yunke and, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Shanghai Qige, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Additionally, the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018, and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Enterprise Income Tax

The principal regulations governing enterprise income tax in China are the PRC Enterprise Income Tax Law and its implementing rules, which became effective on January 1, 2008, most recently amended in December 2018. Under the PRC Enterprise Income Tax Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the PRC Enterprise Income Tax Law applies to the tax residence status of Tian’an Technology Group Ltd. and our subsidiaries.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise”, meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the PRC Enterprise Income Tax Law define the “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the Actual Standards of Organizational Management, or SAT Circular 82, in 2009, and most recently amended in December 2017. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (b) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China, and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, most recently amended in June 2018, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that Tian’an and our subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may, therefore, be subject to PRC income tax on our global income. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In the event that Tian’an or any of our subsidiaries is considered to be a PRC resident enterprise: Tian’an or our subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that Tian’an or our subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or Shares holders who are non-PRC resident enterprises as well as gains realized by such shareholders or Shares holders from the transfer of our shares or Shares may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or Shares holders who are non-PRC resident individuals, as well as gains realized by such shareholders or Shares holders from the transfer of our shares or Shares, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. “Risk Factor—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or Shares holders.”

SAT issued Bulletin of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Incomes from Equity Transfers of Non-Resident Enterprises, or SAT Circular 698. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7.

On October 17, 2017, the SAT issued the Bulletin of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay such taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines ranging from fifty percent to five times the amount of unpaid or underpaid tax, and default interest on those taxes.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, or the MOF, and the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

PRC Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December 25,1993, and became effective on January 1, 2009, and as amended on October 28, 2011, any entity or individual conducting product sales is required to pay a value-added tax, or VAT, on the gross sales price of goods. VAT rates range up to 17%, depending on the type of products sold. On March 21, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our recent IPO are subject to the M&A Rules, the interpretation, and application of the regulations remain unclear, and any future offerings may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for a future securities offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011, and which became effective on September 1, 2011, the Measures for the Security Review of Foreign Investments issued by MOFCOM and NDRC on December 19, 2020, which became Effective on January 18, 2021, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

C.	Organizational Structure

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. Yunke Jingrong Information Technology Co., Ltd. (“Yunke”) is our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Yunke and our operating company in China.

The following diagram illustrates our corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of fixed assets and offices with a total net book value of $0 and $16,089 as of December 31, 2022 and 2021, respectively.

We maintain an office in Room 501, No.3, Lane 743, Taopu Road, Putuo District, Shanghai, China with space of 58.13 square meters which we leased from October 14, 2022 to October 13, 2023. The monthly rent for our office space is $643.45 (equivalent to RMB $4,500), which we pay on a quarterly basis.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Net Loss

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

With lockdowns in cities across China due to COVID-19 restrictions, Shanghai Qige lost much of its original customer base and product demand decreased. Our products and operations were materially impacted. In order to mitigate the adverse impacts on Shanghai Qige’s business, we actively embraced marketplace changes. We reviewed our internal structure and policies, areas of business and business model and determined Shanghai Qige needed to enter into a differentiated and new business field.

Based on our trend analysis, the Company has integrated graphene production and focused its research on graphene health therapy. With the latest scientific research achievements in graphene far-infrared heating technology, we have engaged in the health therapy industry. We believe utilizing the far-infrared heat therapy characteristics of graphene, a new breakthrough in product technology is achieved allowing more people to enjoy high-quality health therapy

As a result of the above factors, we had a net loss of $280, 517 for the year ended December 31, 2022, compared to a net loss of $119,255 for the year ended December 31, 2021.

Gross Profit

Gross profit was $52,828 for the fiscal year ended December 31, 2022, an increase of $40,870 or 342%, compared to $11,958 of gross profit for the fiscal year ended December 31, 2021. The increase was mainly due to the extension of Shanghai Qige’s product lines and customer base.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our general and administrative expenses primarily include overseas listing related expenses and fees. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since we completed our offering in March 2023.

Our research expenses primarily consist of personnel salaries, social security, and travel expenses. Research and development expenses were 6%, and 91% of our revenues for the years ended December 31, 2022 and 2021, respectively. We expect our research and development expenses, including, but not limited to, salaries and material expenses, to decrease in the foreseeable future, as we plan to shift our focus to engaging in finding new customers and expanding our market.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(Presented in $USD)

	For the years ended December 31,
	2022	2021
Revenue	$195,733	$37,065
Cost of revenue	$142,905	$25,107
Gross profit	$52,828	$11,958

Operating expenses
Research and development	$10,945	$33,757
Selling and marketing	$12,917	$18,015
General and administrative	$307,691	$78,935
Total operating expenses	$331,553	$130,707

Operating loss	$(278,725)	$(118,749)

Other loss
Interest expense	$61	$30
Other expense, net	$(1,853)	$(536)
Other loss, net	$(1,792)	$(506)
Loss before income tax provision	$(280,517)	$(119,255)
Income taxes	$-	$-
Net loss	$(280,517)	$(119,255)

Revenue

Revenue were $195,733 for the fiscal year ended December 31, 2022, an increase of $158,668 or 428%, compared to $37,065 in the same period for the fiscal year ended December 31, 2021. The increase was mainly due to the increased sales from our new graphene product line.

Cost of Revenue

Our cost of revenue was $142,905 for the fiscal year ended December 31, 2022, an increase of $117,798 or 469%, compared to $25,107 in the same period for the fiscal year ended December 31, 2021. The increase was mainly due to launch of our new graphene products.

Selling and Marketing

Our selling and marketing expenses were $12,917 for the fiscal year ended December 31, 2022, a decrease of $5,098 or 28%, compared to $18,015 in the same period for the fiscal year ended December 31, 2021. The decrease was mainly due to our adjustments over our marketing team. We had to adjust our sales strategy for our new graphene products. We also reduced of the number of our salespersons, which caused a corresponding reduction in payroll and employee benefits.

General and Administrative Expenses

Our general and administrative expenses were $307,691 for the fiscal year ended December 31, 2022, an increase of $228,756 or 290%, compared to $78,935 in the same period for the fiscal year ended December 31, 2021. The increase was mainly due to our overseas listing related expenses and fees.

Research and Development

Our research and development expenses were $10,945 for the fiscal year ended December 31, 2022, a decrease of $22,812 or 68%, compared to $33,757 in the same period for the fiscal year ended December 31, 2021. The decrease was mainly due to the launch of our new graphene products and the shift away from Brushless DC controllers. We expect that these expenses will continue to decrease in the coming years.

Operating Loss

Our operating loss was $278,725 for the year ended December 31, 2022, compared to $118,749 in the same period of 2021, representing an increase of $159,976 or 135%. The increase was mainly due to the increase in general and administrative expenses which contain additional expenditures related to listing as a public company in the overseas market.

Cash Flows

Operating Activities

Net cash used in operating activities in the year ended December 31, 2022 totaled $145,419. Cash flow pertaining to operating activities benefited from non-cash expenditures, including depreciation and amortization of $5,470. In addition, we had a decrease in inventories of $30,209, an increase in advances from customers of $27,739, and an increase of $128,065 in our other payables, and an increase in taxes payable of $12,544, were partially offset by an increase in advances to suppliers of $44,320, a decrease of $21,691 in payroll payable.

Net cash used in operating activities in the year ended December 31, 2021 totaled $138,375. Cash flow pertaining to operating activities affected by non-cash expenditures, including depreciation and amortization of $8,654 which was offset by a reduction of $4,170 from impairment reserve of inventory. In addition, we had an increase in inventories of $15,369, an increase in advances to suppliers of $13,733, and a decrease in lease liabilities of $10,907, were partially offset by an increase of $14,426 in payroll payable and collection of $6,200 from due from related parties.

Investing Activities

For the year ended December 31, 2022, we had $163 cash provided by our investing activities due to disposal of our fixed assets. There was no net cash used in investing activities for the year ended December 31, 2021.

Financing Activities

For the year ended December 31, 2022, we had net cash of $159,704 inflow from financing activities. These were comprised of subscription collection of $505,121 from new issuances of shares and proceeds of $312,367 from related party loans. In addition, we repaid $657,784 loans in the same period.

For the year ended December 31, 2021, we had net cash of $130,728 inflow from financing activities. This was comprised of repayments of related party loans of $271,265, offset by the proceeds of $293,493 and $108,500 from related party loans and third parties.

B.	Liquidity and Capital Resources

Historically, our primary uses of cash have been to finance working capital needs. As of December 31, 2022, we had current assets of $74,702, we had current liabilities of $382,201, and our working capital deficit was $307,499. We anticipate that our current liquidity is not sufficient to meet the obligations associated with being a company that is fully reporting with the SEC.

To date, we have managed our cash flow requirement through financial support from our founder and CEO, Mr. Heng Fei Yang. We may need to raise additional capital to fund our operating expenses, pay our obligations, and grow our Company in the future. Our current resources may be insufficient to satisfy all of our cash requirements and we may seek to sell additional equity or debt securities or obtain a credit facility. We are pursuing a restructuring initiative that we hope can extend our cash runway until our operating cash flows increase. We are also pursuing additional potential financing initiatives such as strategic collaborations and marketing, distribution arrangements, business and asset divestitures and / or grant funding, among other things. If we are unable to obtain funding in an amount, on terms and at the time that we desire, we could be forced to delay, reduce or eliminate some or all of our research, product portfolio expansion or commercialization efforts, and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could adversely affect our business prospects. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares.

Our financial statements have been prepared in conformity with US GAAP, which contemplates our continuation as a going concern. We have an accumulated deficit of $814,339 as of December 31, 2022. In addition, our current liabilities exceed our current assets by $307,449. These factors raise substantial doubt about our ability to continue operating as a going concern. Our ability to continue our operations as a going concern, realize the carrying value of our assets, and discharge our liabilities in the normal course of business is dependent upon our ability to raise capital sufficient to fund our commitments and ongoing losses, and ultimately generate profitable operations.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of geopolitical conditions on financial markets and the global economy.

C.	Research and Development, Patents and Licenses, Etc.

Please see Item 4.A. “Information on the Company—Business Overview,” above.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, specifically the shut downs in China related to COVID-19, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2022, there were no contractual obligations.

Legal proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Concentrations of Business and Credit Risks

All of the Company’s suppliers are located in the PRC. There can be no assurance that the Company will be able to successfully continue to purchase its products and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Moreover, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. These contingencies include general economic conditions, product prices, competition, governmental and political conditions, and changes in regulations. Since the Company is dependent on trade in the PRC, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company’s operations will be subject to the risks of restrictions on transfer of funds, domestic customs, changing taxation policies, foreign exchange restrictions, and political and governmental regulations. The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between United States dollars (“USD”) and the Chinese currency Renminbi (“RMB”). The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting periods.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Risks and Uncertainties

Our main operation is located in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although we have not experienced losses from these situations and believes that we are in compliance with existing laws and regulations including our organization and structure, this may not be indicative of future results.

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents. Our operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the years ended December 31, 2022 and 2021 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of our supply chain. The continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. No adjustments have been made to the amounts reported in these consolidated financial statements as a result of this matter.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, useful life and impairment analysis of long-lived assets, valuation of inventory and right-of-use assets and liabilities, allowance for credit loss of financial assets, other receivables and prepayments. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Accounts Receivable, Net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $0 and $0 uncollectable account receivable was written-off during the years ended December 31, 2022 and 2021, respectively. Allowance for uncollectable balances amounted to $0 and $0 as of December 31, 2022 and 2021, respectively.

Inventories, Net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $0 and $0 as of December 31, 2022 and 2021, respectively.

Revenue Recognition

We adopted Accounting Standard Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods and services is transferred to the Company’s customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods and services, net of value-added tax. We determine revenue recognition through the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate.

Our revenues are net of value added tax (“VAT”) collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Income Tax

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2022, we had income tax payable of $576,098, primarily related to the unpaid income tax in China.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022 and 2021, all of the tax returns of our PRC subsidiary remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which amends ASC Topic 848, Reference Rate Reform. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This new guidance is optional and may be elected over time through December 31, 2022 as reference rate reform activities occur. This new guidance does not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC Topic 805, Business Combinations, The ASU improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the (1) recognition of an acquired contract liability and (2) payment terms and their direct effect on subsequent revenue recognized by the acquirer. ASU 2021-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2022. This new guidance does not have a material impact on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

G.	Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

Our executive officers and directors and their ages as of the date of this Report are as follows:

Name	Age	Position(s) and Office(s) Held
Heng Fei Yang	42	Chief Executive Officer and Director
Cong He	32	Chief Financial Officer

The business address for all of our officers and directors is Room 501, No. 3, Lane 743, Taopu Road, Putuo District, Shanghai, China.

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Heng Fei Yang has served as the Company’s Chief Executive Officer and sole director since its inception. He has been involved in the industrial automation equipment manufacturing industry for many years and has unique opinions on the electric drive industry. From November 2015 to February 2018, Mr. Yang served as the technical director of forklift equipment of Wanshaade Environmental Protection Technology (Shanghai) Co., LTD. Between March 2017 and December 2019, Mr. Yang also served as the executive director, legal representative and general manager of Shanghai Qige Power Technology Co., LTD. Mr. Yang continues to work with different technologies both domestically and abroad. Given his experience, and his familiarity with market industry technology, he drives our Company’s development and supply-demand relationships. Mr. Yang holds a degree in Business Administration from the Dalian University of Technology. Mr. Yang is well qualified to serve on our board of directors due to his significant experience in the industrial automation equipment manufacturing industry.

Cong He has served as the Company’s Chief Financial Officer since February 2022. Ms. He has helped our Company establish a high-quality financial management system, effectively controlling costs, planning taxes and allocating operating funds as well as participating in the Company’s investment decisions. Ms. He served as the Chief Financial Officer of the Medical Institutions Traditional Medicine Technology (Liaoning) Co., Ltd. from July 2019 to January 2022. Prior to that, Ms. He was employed as Deputy Financial Director of the Beijing Ruihua Vision Investment Management Ltd from March 2014 to July 2019. Ms. He has expertise in strategic planning, finance, budget forecasting, audit and financial reporting. Ms. He holds a degree in Accounting from The Central South University of Forestry and Technology, and is a certified tax agent and intermediate accountant.

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2022 for each of our executive officers and directors.

Name	2022	2021
Heng Fei Yang	$12,629	$14,881
Cong He	$22,972	$-

C.	Board Practices

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Articles.

Employment Contracts

Heng Fei Yang

On December 18, 2019, the Company entered into an employment agreement with its Chief Executive Officer (“CEO”), Heng Fei Yang, pursuant to which he receives a monthly base salary of approximately $1,186 (equivalent to RMB $8000). Mr. Yang’s salary may be adjusted based on his work performance, in the sole discretion of the Company. Mr. Yang’s employment is for an initial term of two (2) years, which can be renewed thirty (30) days prior to the expiration of the term if both parties wish to extend. Mr. Yang may be entitled to a bonus, such amount to be determined, at the sole discretion of the Company. The agreement was extended to December 31, 2025.

The Company may terminate Mr. Yang’s employment for cause, at any time, without notice or remuneration, for certain acts, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses, criminal acts and any breach of confidentiality or trade secrets.

Mr. Yang is not permitted to operate on his own or on behalf of other individuals or enterprises any business providing the same or similar competitive products or services. There is a customary confidentiality clause in Mr. Yang’s agreement whereby he has agreed to keep all confidential information confidential. Mr. Yang is not allowed to engage in any activities that may compete with the Company during the term of her employment, and for two years after the termination of his employment.

Cong He

On February 1, 2022, the Company entered into an employment agreement with its Chief Financial Officer, Cong He. Pursuant to Ms. He’s employment agreement, she received probationary monthly base salary of approximately $2,216 (equivalent to RMB $15,000) from February 1, 2022 to February 28, 2022. Ms. He currently receives a monthly base salary of approximately $2,393 (equivalent to RMB $16,200). Ms. He’s salary may be adjusted based on her work performance, in the sole discretion of the Company. Ms. He’s employment was for an initial term of one (1) year, which could be renewed thirty (30) days prior to the expiration of the term if both parties wish to extend. Ms. He may be entitled to a bonus, such amount to be determined, at the sole discretion of the Company. Ms. He’s agreement was extended to January 31, 2026.

The Company may terminate Ms. He’s employment for cause, at any time, without notice or remuneration, for certain acts, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses, criminal acts and any breach of confidentiality or trade secrets.

Ms. He is not permitted to operate on his own or on behalf of other individuals or enterprises any business providing the same or similar competitive products or services. There is a customary confidentiality clause in Ms. He’s agreement whereby she has agreed to keep all confidential information confidential. Ms. He is not allowed to engage in any activities that may compete with the Company during the term of her employment, and for two years after the termination of her employment.

Committees of the Board

We currently do not have any committees under the board of directors.

Duties of Directors

Under British Virgin Island law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified. Our officers are elected by the board of directors and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2022, we had a total of 6 full time employees. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 45,000,000 shares of Ordinary Shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Heng Fei Yang	40,000,000	88.9%
Ordinary Shares	Cong He	-	0.00%
Total of All Current Officers and Directors: (2)			88.9%

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our Ordinary Shares.

Major Shareholders

Other than as set forth above, there are no beneficial owners of 5% or more of our voting securities. The company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Except as set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

Due from related parties

For operational purpose, the Company provided certain amount of advances to members of its management team, including CEO. As of December 31, 2022 and 2021, the outstanding balance of the advances to the Company’s management was $0 and $0, respectively. The advances were collected $0 and $6,200, respectively, during the years ended December 31, 2022 and 2021.

Due to related parties

On July 15, 2019, the Company entered into a loan agreement with one of its related parties, Liaoning Xinjian Linguo Yitang Health Management Ltd., for a total amount of $459,315. The loan has no interest and no collateral. The loan is due on demand. The Company’s CEO, Mr. Heng Fei Yang, is the controlling owner of Liaoning Xinjian Linguo Yitang Health Management Ltd. During the years ended December 31, 2022 and 2021, the Company repaid $185,668 and $271,265, respectively. As of December 31, 2022 and 2021, the outstanding balance of the loan was $0 and $196,625, respectively.

On April 15, 2021, the Company entered into a loan agreement with one of its related parties, Mr. Heng Fei Yang, for a total amount of $293,493. The loan has no interest and no collateral. The loan is due on demand. Mr. Heng Fei Yang is the Company’s CEO. The loan was repaid in full during the second quarter of 2022. During the year ended December 31, 2022, the Company borrowed an aggregate of $121,501 from Mr. Yang and repaid $355,517. As of December 31, 2022 and 2021, the outstanding balance of the loan was $46,098 and $297,848, respectively.

On August 20, 2022, the Company entered into a 12-month loan agreement with one of its related parties, Mr. Jinhua Xu, in the total amount of $178,241. The loan has no interest and no collateral. Mr. Hu is a shareholder of the Company. As of December 31, 2022 and 2021, the outstanding balance of the loan was $173,956 and $0, respectively.

On September 23, 2022 and October 14, 2022, the Company entered into two 3-month loan agreements with one of its related parties, Ms. Xiaoyan Yuan, in the total amount of $12,625. The loans have no interest and no collateral. Ms. Yuan is a shareholder of the Company. The loans were repaid in full on October 28, 2022. As of December 31, 2022 there was no outstanding balance.

Sales with a related party

During the year ended December 31, 2022 the Company sold healthcare products to one of its related parties, Suzhou Xinjianlin Health Management Co., Ltd. (“Xinjianlin “) in the total amount of $32,342. As of December 31, 2022, the balance of advances from Xinjianlin was $1,703.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

To date, we have not paid any cash dividends on our shares. Dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

We intend to apply to quote our Ordinary Shares on the OTCQB. There is no assurance that we will be successful at having our shares quoted.

Approximate Number of Holders of Our Securities

On June 5, 2023, there were 67 shareholders of record of our Ordinary Shares. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this annual report and pursuant to our memorandum and articles of association (“M&A”), the Company is authorized to issue an unlimited number of Ordinary Shares of a single class with no par value. There are currently 45,000,000 Ordinary Shares issued and outstanding. The Company may issue fractional shares. A fractional share shall have the corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class and series. All of our issued and outstanding Ordinary Shares are fully paid.

B.	Memorandum and Articles of Association

We are a BVI business company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the BVI Business Companies Act (the “BVI Act”).

Designations, Powers and Preferences of Shares

Each share in the Company confers upon the shareholder:

a)	the right to one vote at a meeting of the shareholders of the Company or on any resolution of the shareholders;

b)	the right to an equal share in any dividend paid by the Company; and

c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

The directors may, at their discretion by resolution, redeem, purchase or otherwise acquire all or any of the shares in the Company in accordance with Regulation 3 of the M&A.

Variation of the Rights of Shareholders

As permitted by the BVI Act and our M&A, whenever the capital of our Company is divided into different classes, the rights attached to any such class may only be materially adversely varied with the consent in writing of the shareholders more than fifty percent (50%) of the issued shares of that class.

Rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholder meetings

In accordance with, and subject to, our M&A, (a) any director may convene meetings of the members at such time and in such matter and places within our outside the British Virgin Islands as the director considers necessary and desirable; and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders within twenty eight (28) days of receiving the written request. Under BVI law, the M&A may be amended to decrease but not increase the required percentage to call a meeting above thirty per cent (30%).

In accordance with, and subject to, our M&A, (a) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety percent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy one or more shareholders holding shares which carry in aggregate not less than a majority of all votes attaching to all shares in issue and entitled to vote at such meeting, and (d) if within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

Quorum

A quorum for a meeting of the members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy, not less than fifty percent (50%) of the votes of the shares or class or series of shares entitled to vote on the resolutions of members to be considered at the meeting.

Transfer of Shares

Subject to any applicable restrictions or limitations arising pursuant to (i) our M&A; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). Our directors may decline to register any transfer of shares which is not fully paid up or on which our company has a lien.

Where shares are listed on a recognized exchange, the shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the recognized exchange and subject to the Company’s M&A.

Access to Corporate Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any liquidation plan, articles of merger or consolidation and any particulars of charges if either the Company or chargee have elected to file particulars of such charges.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above.

Indemnification

The Company indemnifies against all expenses, including legal fees, and against all judgments, fine and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

a)	in or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger or consolidation is effective on the date that the articles of merger or consolidation are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger or consolidation becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger or consolidation to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than fifty percent (50%) in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of ten percent (10%), or fewer of the issued shares of the company required by the holders of ninety percent (90%), or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within twenty (20) days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have twenty (20) days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the twenty (20) days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven (7) days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty (30) days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty (30) days, then the company and the shareholder shall, within twenty (20) days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced Members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative Actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and
●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;
●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;
●	whether the action is likely to proceed;
●	the costs of the proceedings; and
●	whether an alternative remedy is available.

Restraining or Compliance Order

If a BVI company or a director of a BVI company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of the company, the Court may, on the application of a shareholder of the company pursuant to Section 184B of the BVI Act, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum or articles.

Just and Equitable Winding Up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended), for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D.	Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our common stock or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our common stock.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from our wholly owned subsidiary incorporated in China to fund any cash and financing requirements we may have. Limitation on the ability of our operating subsidiaries to make remittance to our WOFEs and on the ability of our WOFEs to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

E.	Taxation

The following summary of the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands, the People’s Republic of China and the United States.

British Virgin Islands Taxation

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We believe that Tian’an is not a PRC resident enterprise for PRC tax purposes. Tian’an is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Tian’an meets all of the conditions above. Tian’an is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Tian’an is a PRC resident enterprise for enterprise income tax purposes, we would be subject to 25% enterprise income tax on its worldwide income. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non- resident individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- resident shareholders of Tian’an would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Tian’an is treated as a PRC resident enterprise.

On February 3, 2015, the SAT issued the SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. Pursuant to SAT Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and we may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires and holds our Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal tax law to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Information Reporting

Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. Holder is advised to consult with its tax advisor

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also mail a copy of this annual report on Form 20-F to our shareholders.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Please see Item 4.a, Information on the Company – History and Development of the Company, above.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Substantially all of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our operations. We do not hedge against currency risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, servicing outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 10.2% for the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have an audit committee.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2022	2021
Audit Fees*	$50,000	$50,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We were incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable British Virgin Islands law and our Articles of Association.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

3.1*	Certificate of Incorporation of Tian’an Technology Group Ltd

3.2*	Articles of Association of Yunke Jingrong Information Technology Co., Limited

3.3*	Articles of Association of Shanghai Qige Power Technology Co., Ltd.

3.4*	English Translation of Business License of Shanghai Qige Power Technology Co., Ltd, dated August 10, 2016

10.1*	Factory Premises Leasing Contract by and between Shanghai MarisoPrecision Machinery Co., Ltd and Shanghai Qige Power Technology Co., Ltd dated April 15, 2021.

10.2*	Loan Agreement by and between Liaoning Xinjianlin Guoyitang Health Management Co., Ltd. and the Company, dated July 15, 2019

10.4*	Market Expansion Cooperation Agreement by and between Shanghai Qige Power Technology Co., Ltd and He Li, dated November 2, 2021

10.5*	Strategic Cooperation Framework Agreement by and Shanghai Qige Power Technology Co., Ltd and Xiwang New Materials Technology Co., Ltd, dated October 18, 2022

10.6*	Loan Agreement by and between Tian’an Technology Group Ltd and Mr. Yang Heng Fei, dated April 15, 2021

10.7*	Loan Agreement by and between Tian’an Technology Group Ltd and Shenzhen Shihong Education and Culture Ltd, dated November 20, 2021

10.8*	Form of Securities Purchase Agreement

10.9	Employment agreement by and between Tian’an Technology Group Ltd and Mr. Yang Heng Fei, dated December 18, 2019

10.10	Employment agreement by and between Tian’an Technology Group Ltd and He Cong, dated February 1, 2022

10.11	Lease Agreement by and between Shanghai Qige Power Technology Co., Ltd and Jin Yonggang, dated October 8, 2022

14.1	Code of Business Conduct and Ethics

21.1	Significant subsidiaries of the Registrant

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Incorporated by reference to Registration Statement on Form F-1 filed March 17, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: June 7, 2023	TIAN’AN TECHNOLOGY GROUP LTD

/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tian’an Technology Group Ltd. And Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian’an Technology Group Ltd. And Subsidiaries (the Company) as of December 31, 2022 and 2021, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring significant losses which resulted significant accumulated deficiency in stockholders’ equity and has a net capital deficiency. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HHC

We have served as the Company’s auditor since 2022.

Forest Hills, New York

June 6, 2023

PCAOB ID #5867

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021

ASSETS

Current Assets:
Cash	$15,005	$456
Other receivables	1,461	2,094
Inventories	-	31,991
Advances to suppliers	58,236	16,257
VAT credit	-	11,580

Total Current Assets	74,702	62,378

Noncurrent Assets:
Equipment, net	-	2,277
Operating lease right-of-use assets, net	-	13,812

TOTAL ASSETS	$74,702	$78,467

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$83	$-
Payroll payable	8,002	31,653
Taxes payable	1,570	-
Operating lease liabilities - current portion	-	5,683
Advance from customers	25,803	472
Advance from customers - related party	1,703	-
Due to related parties	220,054	494,473
Loan payables	-	110,110
Other payables	124,986	-

Total Current Liabilities	382,201	642,391

Operating lease liabilities - noncurrent portion	-	7,604

TOTAL LIABILITIES	382,201	649,995

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, No par value, 100,000,000 shares authorized; 45,000,000 shares and 40,000,000 issued and outstanding as of December 31, 2022 and 2021	-	-
Additional paid-in capital	500,000	-
Accumulated deficits	(814,339)	(533,822)
Other comprehensive income (loss)	6,840	(37,706)

Total Stockholders’ Equity	(307,499)	(571,528)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,702	$78,467

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,
	2022	2021

Revenue - third parties	$163,391	$37,065
Revenue - related parties	32,342	-
Revenue	195,733	37,065

Cost of revenue - third parties	120,978	25,107
Cost of revenue - related parties	21,927	-
Cost of revenue	142,905	25,107

Gross profit	52,828	11,958

Operating Expenses:
Research and development	10,945	33,757
Selling and marketing	12,917	18,015
General and administrative	307,691	78,935

Total operating expenses	331,553	130,707

Loss from operations	(278,725)	(118,749)

Other Income (Loss):
Interest income, net	61	30
Other expense, net	(1,853)	(536)
Other loss, net	(1,792)	(506)

Loss before income taxes	(280,517)	(119,255)

Income taxes	-	-
Net loss	(280,517)	(119,255)
Other Comprehensive Loss:
Foreign currency translation adjustment	44,546	(13,800)

Comprehensive loss	$(235,971)	$(133,055)

Loss per common share, basic and diluted	$(0.01)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	41,821,918	40,000,000

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficits	Other Comprehensive Income (Loss)	Total

Balance at December 31, 2020	40,000,000	$-	$-	$(414,567)	$(23,906)	$(438,473)
Net loss	-	-	-	(119,255)	-	(119,255)
Foreign currency translation adjustment	-	-	-	-	(13,800)	(13,800)

Balance at December 31, 2021	40,000,000	-	-	(533,822)	(37,706)	(571,528)
Net loss	-	-	-	(280,517)	-	(280,517)
Issuance of new shares	5,000,000	-	500,000	-	-	500,000
Foreign currency translation adjustment	-	-	-	-	44,546	44,546

Balance at December 31, 2022	45,000,000	$-	$500,000	$(814,339)	$6,840	$(307,499)

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(280,517)	$(119,255)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation and amortization	5,470	8,654
Loss from disposal of fixed assets	978	-
Impairment of inventory	-	(4,170)
Written off of doubtful accounts	-	(543)
Other receivables	480	(1,521)
Inventories	30,209	(15,369)
Advances to suppliers	(44,320)	(13,733)
VAT credit	-	(1,324)
Accounts payable	85	(1,298)
Advance from customers	27,739	465
Payroll payable	(21,691)	14,426
Taxes payable	12,544	-
Lease liabilities	(4,461)	(10,907)
Other payables	128,065	-
Due from related parties	-	6,200

Net Cash Used in Operating Activities	(145,419)	(138,375)

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of subscription receivables	505,121	-
Proceeds from related parties	312,367	293,493
Repayments to related parties	(553,810)	(271,265)
Proceeds from loan payables	-	108,500
Repayments to loan payables	(103,974)	-

Net Cash Provided by Financing Activities	159,704	130,728

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of fixed assets	163	-

Net Cash Provided by Investing Activities	163	-

Effect Of Exchange Rate Changes On Cash	101	105

Net Increase (Decrease) in Cash	14,549	(7,542)
Cash, beginning of year	456	7,998

Cash, end of year	$15,005	$456

Supplemental Disclosure Of Cash Flow Information:
Interest	$61	$-
Income taxes	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES

Establishment of right-of-use assets and lease liabilities for new leases	$-	$17,183
Reduction of right-of-use assets and lease liabilities for cancelation of old leases	$9,048	$17,964

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands on April 8, 2021; Yunke Jingrong Information Technology, Co., Ltd. (“Yunke”), a holding company incorporated in Hong Kong on October 27, 2021 and Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in China (PRC) on August 10, 2016. Shanghai Qige is a wholly owned subsidiary of Yunke, which is a wholly owned subsidiary of Tian’an. Tian’an, Yunke and Shanghai Qige are collectively referred to as “the Company”. Currently, all of the Company’s operations are conducted through its subsidiary Shanghai Qige. Tian’an and Yunke are holding companies and have no operations. Through, Shanghai Qige, we were engaged in the technology driven sales of power control and service systems solutions. In the third quarter of 2022, the Company shifted its business model and through Shanghai Qige, focused on graphene production enterprises and engaged in the health therapy industry. We utilize the far-infrared heat therapy characteristics of graphene, which is incorporated into our products.

The Company’s initial marketing efforts are in the Eastern China market with the intention of developing a nationwide marketing network. The Company has developed a reputation of excellence in product quality and after sales service.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Percent Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Heng Fei Yang	Investment holding
Yunke Jingrong Information Technology Co., Ltd.	October 27, 2021, PRC	USD $0	100% owned by Tian’an	Investment holding
Shanghai Qige Power Technology Co., Ltd.	August 10, 2016, PRC	USD $0	100% owned by Yunke Jingrong	Production and distribution of power drive product systems

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the Company and its wholly-owned subsidiary. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, useful life and impairment analysis of long-lived assets, valuation of inventory and right-of-use assets and liabilities, allowance for credit loss of financial assets, other receivables and prepayments. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Concentrations of Business and Credit Risks

All of the Company’s manufacturing is located in the PRC. There can be no assurance that the Company will be able to successfully continue to manufacture its products and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Moreover, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. These contingencies include general economic conditions, prices of raw materials, competition, governmental and political conditions, and changes in regulations. Since the Company is dependent on trade in the PRC, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company’s operations will be subject to the risks of restrictions on transfer of funds, domestic customs, changing taxation policies, foreign exchange restrictions, and political and governmental regulations. The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between United States dollars (“USD”) and the Chinese currency Renminbi (“RMB”). The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting periods.

Risks and Uncertainties

The recent outbreak of the coronavirus COVID-19 has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have a material adverse impact on global economic conditions as well as on the Company’s business activities. The extent to which COVID-19 may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. These events are highly uncertain and, as such, the Company cannot determine their financial impact at this time. No adjustments have been made to the amounts reported in these consolidated financial statements as a result of this matter.

Statements of Cash Flows

In accordance with Statement FASB ASC Topic 230, “Statement of Cash Flows”, cash flow from the Company’s operations is calculated based upon the local currencies and translated to the reporting currency using an average foreign exchange rate for the reporting period. As a result, amounts related to assets and liabilities reported in the statements of cash flows will not necessarily be the same as the corresponding balances on the consolidated balance sheets.

Cash

Cash consist primarily of cash on hand and cash in banks which is readily available in checking and saving accounts. The Company maintains cash with various financial institutions in the PRC where its accounts are uninsured. The Company has not experienced any losses from funds held in bank accounts and believes it is not exposed to any risk on its bank accounts.

Advances to Suppliers

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of December 31, 2022 and 2021, advances to suppliers amounted for $58,236 and $16,257, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of December 31, 2022 and 2021, the Company did not record inventory valuation allowance. During the years ended December 31, 2022 and 2021, the Company wrote off its inventories of $0 and $4,170, respectively.

Equipment

Equipment is stated at cost less accumulated depreciation, and includes expenditures that substantially increase the useful life of existing assets.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful life is as follows:

Operating Equipment	5 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the consolidated statements of operations. Maintenance, repairs, and minor renewals are charged directly to expenses as incurred. Significant renewals and betterment to buildings and equipment are capitalized. Leasehold improvements are depreciated over the lesser of the useful life or the life of the lease.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful life. The Company did not record any impairment loss for the years ended December 31, 2022 and 2021.

Leases

The Company leases space from third parties for its plant sites and/or office space. In accordance with Statement FASB ASC Topic 842, the Company recognizes a right-of-use asset and lease liability at the commencement date of the of the lease contract and recognizes in profit or loss the lease cost or expense during the lease term. As an accounting policy, the Company elects not to recognize a right-of-use asset and lease liability requirement to short-term leases, which with a term of 12 months or less, instead, recognizes the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The Company generally uses an incremental borrowing rate as discount rate to measure its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the Company’s control. The Company includes optional renewal periods in the lease term only when it is reasonably certain that the Company will exercise its option.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants.

Revenue Recognition

We adopted Accounting Standard Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods and services is transferred to the Company’s customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods and services, net of value-added tax. We determine revenue recognition through the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate.

Our revenues are net of value added tax (“VAT”) collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB Accounting Standards Codification No. 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Loss per Common Share

The basic loss per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares during the year. The diluted loss per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted loss per share is the same as basic loss per share due to the lack of dilutive instruments in the Company. For the years ended December 31, 2022 and 2021, the Company had no potential dilutive common stock equivalents outstanding.

Income Taxes

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Translation of Foreign Currencies

For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheet.

	December 31,
	2022	2021
Year ended RMB: USD Exchange rate	0.1450	0.1573
Average yearly RMB: USD Exchange rate	0.1485	0.1550

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the years ended December 31, 2022 and 2021 foreign currency translation adjustments of $44,546 and $(13,800) respectively, have been reported as other comprehensive income (loss) in the consolidated financial statements.

Other Comprehensive Income

Other comprehensive income is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners. Other comprehensive income is not included in the computation of income tax expense or benefit. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

Segment Information

The Company follows FASB ASC 280-Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance.

For the year ended December 31, 2022, management has determined that the Company is operating in two reportable business segments, Healthcare and Motor Controller. For the year ended December 31, 2021, the Company is operating in one reportable business segment, Motor Controller. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which amends ASC Topic 848, Reference Rate Reform. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This new guidance is optional and may be elected over time through December 31, 2022 as reference rate reform activities occur. This new guidance does not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which amends ASC Subtopic 470-20, Debt with Conversion and Other Options and ASC Subtopic 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. In addition, the ASU enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance and amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2021. This new guidance does not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC Topic 805, Business Combinations, The ASU improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the (1) recognition of an acquired contract liability and (2) payment terms and their direct effect on subsequent revenue recognized by the acquirer. ASU 2021-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2022. This new guidance does not have a material impact on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – GOING CONCERN

As of December 31, 2022, the Company has generated revenues from its business operations and has incurred an accumulated deficit of $814,339 and a negative working capital of $307,499. The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern from a period of one year from the issuance of these financial statements. The Company intends to continue to fund its business by way of private placements and financing supports from related parties as may be required. As of December 31, 2022 the Company has not issued any shares of common stock. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

NOTE 3 – INVENTORIES

Inventories consist of the following:

	December 31,
	2022	2021
Finished goods	$-	$31,991
Less: impairment loss	-	-
Inventory, net	$-	$31,991

During the years ended December 31, 2022 and 2021, the Company wrote off $0 and $4,170, respectively. During the years ended December 31, 2022 and 2021, the Company did not recognize an impairment loss from inventory.

NOTE 4 – EQUIPMENT, NET

Equipment consisted of the following:

	December 31,
	2022	2021
Office equipment	$-	$1,101
Operating equipment	-	6,135
	-	7,236
Less: accumulated depreciation	-	(4,959)
Equipment, net	$-	$2,277

Depreciation expenses for the years ended December 31, 2022 and 2021 were $1,009 and $1,149, respectively. Management evaluates if any circumstance change that makes aggregate undiscounted future cash flow generated by the equipment will be less than its carrying amount in annual basis. There is not any impairment situation for the years ended December 31, 2022 and 2021, respectively.

On December 29, 2022, the Company disposed of all of its equipment for $163 and reported a loss from the disposal of $978.

NOTE 5 – LEASES

The Company’s lease portfolio primarily consists of an office lease. The lease term from is April 17, 2021 to April 16, 2024. On October 13, 2022, the Company terminated the lease early. The Company relocated to a different office space and executed a 12-month lease. The following table summarizes the amounts and location of operating and finance leases on the consolidated balance sheets:

		December 31,
	Balance Sheet Caption	2022	2021
Assets
Operating	Right-of-use assets	$-	$13,812
Finance		-	-
Total lease assets		$-	$13,812
Liabilities
Operating
Current	Lease liabilities – current portion	$-	$5,683
Noncurrent	Lease liabilities – noncurrent portion	-	7,604
Finance
Current		-	-
Noncurrent		-	-
Total lease liabilities		$-	$13,287

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

	For the Year Ended December 31,
	2022	2021
Operating lease cost	$4,461	$7,505
Short-term lease cost	2,005	-
Variable lease cost	-	-
Total lease cost	$6,466	$7,505

The following table presents the weighted-average remaining lease term and weighted-average discount rate for operating and finance leases:

	For the Year Ended December 31,
	2022	2021
Weighted-average remaining lease term (years)
Operating	0.80	2.33
Finance	-	-
Weighted-average discount rate
Operating	-	6.05%
Finance	-	-

The following table presents supplementary cash flow information regarding the company’s leases:

	For the Year Ended December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating activities	$4,461	$10,907
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$17,183
Reduction of right-of-use assets and lease liabilities for cancelation of old leases	$9,048	$17,964

NOTE 6 – LOAN PAYABLES

On November 20, 2021, the Company entered into a loan agreement of $108,500 with Shenzhen Shihong Education and Culture Ltd. The loan was due on November 22, 2022 and had no interest charge if the loan was repaid upon maturity. If the loan was not fully repaid on or before November 22, 2022, the Company would be charged 0.03% interest per day. The Company repaid the loan in full on May 20, 2022. As of December 31, 2022 and 2021, the ending balance of loan payables was $0 and $110,110, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

Due from related parties

For operational purposes, the Company provided a certain amount of advances to members of its management team, including its CEO. As of December 31, 2022 and 2021, the outstanding balance of the advances to the Company’s management was $0 and $0, respectively. The advances of $0 and $6,200, respectively, were collected during the years ended December 31, 2022 and 2021.

Due to related parties

On July 15, 2019, the Company entered into a loan agreement of $459,315 with one of its related parties, Liaoning Xinjian Linguo Yitang Health Management Ltd., without interest charge and collateral. The loan is due on demand. The Company’s CEO, Mr. Heng Fei Yang, is the controlling owner of Liaoning Xinjian Linguo Yitang Health Management Ltd. During the years ended December 31, 2022 and 2021, the Company repaid $185,668 and $271,265, respectively. As of December 31, 2022 and 2021, the outstanding balance of the loan was $0 and $196,625, respectively.

On April 15, 2021, the Company entered into a loan agreement of $293,493 with one of its related parties, Mr. Heng Fei Yang, without interest charge and collateral. The loan is due on demand. Mr. Heng Fei Yang is the Company’s CEO. The loan was repaid in full during the second quarter of 2022. During the year ended December 31, 2022, the Company borrowed a total of $121,501 from Mr. Yang and repaid $355,517. As of December 31, 2022 and 2021, the outstanding balance of the loan was $46,098 and $297,848, respectively.

On August 20, 2022, the Company entered into a 12-month loan agreement in the total amount of $178,241 with one of its related parties, Mr. Jinhua Xu, without interest charge and collateral. Mr. Xu is a shareholder of the Company. As of December 31, 2022 and 2021, the outstanding balance of the loan was $173,956 and $0, respectively.

On September 23, 2022 and October 14, 2022, the Company entered into two 3-month loan agreements in the total amount of $12,625 with one of its related parties, Ms. Xiaoyan Yuan, without interest charge and collateral. The loans were repaid in full on October 28, 2022. Ms. Yuan is shareholder of the Company. As of December 31, 2022 and 2021, there was no outstanding balance.

Sales with a related party

During the years ended December 31, 2022 and 2021, the Company sold healthcare products in the total amount of $32,342 to one of its related parties, Suzhou Xinjianlin Health Management Co., Ltd. (“Xinjianlin “). As of December 31, 2022 the balance of advances from Xinjianlin was $1,703.

NOTE 8 – OTHER PAYABLES

As of December 31, 2022 and 2021, the Company reported $124,986 and $0 as its other payables, respectively. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 9 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of December 31, 2022 and 2021, it had 45,000,000 shares and 40,000,000 shares outstanding, respectively.

On July 13, 2022, the Company effectuated a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

On August 22, 2022, the Company issued 5 million shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable has been collected in May and June 2022.

NOTE 10 – TAXES

Income Taxes

British Virgin Islands (“BVI”)

Tian’an is registered in BVI and are not subject to tax on income or capital gain. In addition, payments of dividends by Tian’an to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Yunke, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Yunke is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

The PRC

The Company’s subsidiary operating in the PRC is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2022 and 2021 from our continuing operation is as follows:

	For the Year Ended December 31,
	2022	2021
Loss before income taxes from operations in the PRC	$(280,517)	$(119,255)
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	(70,129)	(29,814)
Tax effect of non-deductible items	-	-
Valuation allowance of deferred tax assets	70,129	29,814
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $70,129 and $29,814 for the years ended December 31, 2022 and 2021, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of December 31, 2022 and 2021, the Company recorded VAT payable (credit) of $1,570 and $(11,580), respectively.

The Company is also subject to other levies such as stamp tax, unban construction tax, additional education tax which are charged by local governments. The rates of such levies are small and vary among the different jurisdictions in which the Company does business. The Company also acts as the personal income tax withholding agent for the salaries paid its employees. As of December 31, 2022 and 2021, the Company recorded other levies and withholding $0, respectively.

NOTE 11 – NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021
Net loss attributable to common shareholders	$(280,517)	$(119,255)
Weighted average common shares outstanding – Basic and diluted	41,821,918	40,000,000
Loss per shares – basic and diluted	$(0.01)	$(0.00)

NOTE 12 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The reserves amounted to $0 and $0 as of December 31, 2022 and 2021.

NOTE 13 – SEGMENTS

In 2022, the Company operated in two reportable business segments, Healthcare and Motor Controller. Before 2022, the Company had one reportable business segment, Motor Controller. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations. Information with respect to these reportable business segments is as the following:

For the year ended December 31, 2022

	Revenue	Cost of revenue	Gross profit	Loss from operations	Depreciation and amortization	Assets
Healthcare	$152,432	$111,683	$40,749	$(141,444)	$-	$59,720
Motor controller	43,301	31,222	12,079	(137,281)	5,470	14,982
Segment Totals	$195,733	$142,905	$52,828	(278,725)	$5,470	74,702
Other Loss, net				(1,792)
Income tax benefits				-
Unallocated Assets						-
Net Loss				$(280,517)
Total Assets						$74,702

For the year ended December 31, 2021

	Revenue	Cost of revenue	Gross profit	Loss from operations	Depreciation and amortization	Assets
Healthcare	$-	$-	$-	$-	$-	$-
Motor controller	37,065	25,107	11,958	(118,749)	8,654	78,467
Segment Totals	$37,065	$25,107	$11,958	(118,749)	$8,654	78,467
Other Loss, net				(506)
Income tax benefits				-
Unallocated Assets						-
Net Loss				$(119,255)
Total Assets						$78,467

NOTE 14 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

a. Credit risk and major customers

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

As of December 31, 2022 and 2021, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the years ended December 31, 2022 and 2021, the Company’s customers that accounted for 10% or more of the Company’s revenue are as follow:

	Year Ended December 31,
Customers	2022	2021
A	21%	-
B	17%	-
C	15%	-
D	10%	-
E	10%	-
F	-	35%
G	-	51%
H	-	10%

The suppliers accounted for 10% or more of the Company’s purchases during the years ended December 31, 2022 and 2021.

	Year Ended December 31,
Suppliers	2022	2021
AA	61%	-
BB	39%	-
CC	-	11%
DD	-	71%
EE	-	18%

b. Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

c. Exchange rate risk

The reporting currency of the Company is USD, to date the majority of the revenues and costs are denominated in RMB and a significant portion of the assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of RMB revenues and assets as expressed in USD financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

d. Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operation may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. The outbreak of COVID-19 pandemic has expanded all over the world since the beginning of 2020, which has greatly slowdown the growth of the global economy, including the PRC, and this effect might be continued until the COVID 2019 was controlled by the human being. The slowdown of the growth of the PRC’s economy might has adversely effect on our current business and future developments if we would not catch the opportunities of the increasing demand of medical from the popular residents.

The Company’s operations in the PRC are subject to special considerations. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE 15 – SUBSEQUENT EVENTS

On May 8, 2023, the Company entered into a manufacturing contract with Xiwang New Material Technology Co., Ltd. (“Xiwang”) to produce 300 customized personal sauna rooms for the Company at a price of RMB 13,800 or $2,000 USD per room. In accordance with the contract, the Company prepaid a refundable deposit of RMB 1.1 million or approximately $160,000 USD to Xiwang. The customized personal sauna rooms will be built with the Company’s owned brand name, “Qige Power.”

On May 24, 2023, the Company entered into a development agreement with Shenzhen Ascend Semiconductor Co., Ltd. to design and develop a wireless control panel for the Company to install into its customized personal sauna room products. The total fee for this agreement is RMB 360,000 or approximately $52,000 USD.

