Form 20-F
period 2023-12-31
Tian'an Technology Group Ltd
filed 2024-04-02
CIK 1941189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-267453

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023): 45,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Years Ended December 31, 2023 and 2022

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Tian’an Technology Group Ltd.,” “the Company,” “we,” “us,” “our company” or “our” are to Tian’an Technology Group Ltd a British Virgin Islands corporation, its subsidiaries and its consolidated affiliated entities. Tian’an Technology Group Ltd., is a limited company organized under the laws of the British Virgin Islands and is the holding company of Yunke Jingrong Information Technology Co., Ltd., its wholly owned subsidiary;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this report only, Taiwan.

●	“Ordinary shares” or “Shares” are to our ordinary shares, no par value per share;

●	“RMB,” “Renminbi” “Yuan,” or “¥” are to the legal currency of the People’s Republic of China;

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

●	Shanghai Qige Power Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., is a limited company organized under the laws of China and is the wholly owned subsidiary of Yunke Jingrong Information Technology Co., Ltd.

●	Yunke Jingrong Information Technology Co., Ltd. is a limited company organized under the laws of China and is the parent company for Shanghai Qige Power Technology Co., Ltd., its wholly owned subsidiary.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of operations and comprehensive loss data for the fiscal years ended December 31, 2023 and 2022, and the selected consolidated statements of financial position data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

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

Balance Sheet Data (Presented in $USD)

	As of December 31,
	2023	2022
Current assets	$177,233	$74,702
Total assets	$177,233	$74,702
Current liabilities	$721,197	$382,201
Total liabilities	$721,197	$382,201
Total equity	$(543,964)	$(307,499)
Total liabilities and equity	$177,233	$74,702

Statements of Operations Data (Presented in $USD)

	For the years ended December 31,
	2023	2022
Revenues	$246,619	$195,733
Gross profit	$66,681	$52,828
Operating expenses	$316,006	$331,553
Loss from operations	$(249,325)	$(278,725)
Other loss, net	$(684)	$(1,792)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

As of December 31, 2023 the Company has incurred an accumulated deficit of $1,064,348 and a negative working capital of $543,964. As of December 31, 2022 the Company has incurred an accumulated deficit of $814,339 and a negative working capital of $307,499. The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern from a period of one year from the issuance of these financial statements. The Company intends to continue to fund its business by way of private placements and financing supports from related parties as may be required. As a result, the Company’s independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the years ended December 31, 2023 and 2022 with respect to this uncertainty. If the Company is unable to raise capital when needed or on acceptable terms, Shanghai Qige could be forced to delay, reduce, or eliminate its technology development programs, commercialization efforts, general hiring, or to cease operations.

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

Shanghai Qige derives a significant portion of its revenues from a limited number of major customers. Its five largest customers in the fiscal years ended December 31, 2023 and 2022 accounted for 95% and approximately 73% of its revenues, respectively. Shanghai Qige’s ability to maintain close relationships with major customers is essential to the success of its business. The purchase orders placed by specific customers may vary from period to period, and typically does not have long-term purchase commitments from its customers. As a result, most of its customers could reduce or cease their use of Shanghai Qige’s products and services at any time without any penalty or termination charges. A major customer in one year may not provide the same level of revenues in any subsequent year. In addition, reliance on any individual customer for a significant portion of revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with Shanghai Qige.

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

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association, which are more limited than the rights afforded investors under the laws of many states in the United States.

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

Our directors and officers collectively own an aggregate of 87.9% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2023 and 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Before 2022, Shanghai Qige’s main product was a series of brushless DC motor controllers. Brushless DC motors, for which its controllers are commonly paired with, are common in industrial applications across the world.

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

Property, Plants, and Equipment

Our current property and equipment consist of fixed assets and offices with a total net book value of $0 and $0 as of December 31, 2023 and 2022, respectively.

We maintain an office in Room 501, No.3, Lane 743, Taopu Road, Putuo District, Shanghai, China with space of 58.13 square meters which we leased from October 14, 2023 to October 13, 2024. The monthly rent for our office space is $643.45 (equivalent to RMB $4,500), which we pay on a quarterly basis.

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

Based on our trend analysis, the Company has integrated graphene production and focused its research on graphene health therapy. With the latest scientific research achievements in graphene far-infrared heating technology, we have engaged in the health therapy industry. We believe utilizing the far-infrared heat therapy characteristics of graphene, a new breakthrough in product technology is achieved allowing more people to enjoy high-quality health therapy

As a result of the above factors, we had a net loss of $250,009 for the year ended December 31, 2023, compared to a net loss of $280, 517 for the year ended December 31, 2022.

Gross Profit

Gross profit was $66,681 for the fiscal year ended December 31, 2023, an increase of $13,853 or 26.2%, compared to $52,828 of gross profit for the fiscal year ended December 31, 2022. The increase was mainly due to the extension of Shanghai Qige’s product lines and customer base.

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

Our research expenses primarily consist of personnel salaries, social security, and travel expenses. Research and development expenses were 0%, and 6% of our revenues for the years ended December 31, 2023 and 2022, respectively. We expect our research and development expenses, including, but not limited to, salaries and material expenses, to decrease in the foreseeable future, as we plan to shift our focus to engaging in finding new customers and expanding our market.

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(Presented in $USD)

	For the year ended December 31,
	2023	2022

Revenue	$182,584	$163,391
Revenue - related parties	64,035	32,342
	246,619	195,733

Cost of revenue	130,998	120,978
Cost of revenue - related parties	48,940	21,927
	179,938	142,905

Gross profit	66,681	52,828

Operating Expenses:
Research and development	-	10,945
Selling and marketing	40,225	12,917
General and administrative	275,781	307,691

Total operating expenses	316,006	331,553

Loss from operations	(249,325)	(278,725)

Other Loss:
Interest income, net	24	61
Other expense, net	(708)	(1,853)
Other loss, net	(684)	(1,792)

Loss before income taxes	(250,009)	(280,517)

Income taxes	-	-
Net loss	(250,009)	(280,517)
Other Comprehensive Loss:
Foreign currency translation adjustment	13,544	44,546

Comprehensive loss	$(236,465)	$(235,971)

Loss per common share, basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding, basic and diluted	45,000,000	41,821,918

Revenue

Revenues were $246,619 for the fiscal year ended December 31, 2023, an increase of $50,886 or 26%, compared to $195,733 in the same period for the fiscal year ended December 31, 2022. The increase was mainly due to the increased sales from our new graphene product line.

Cost of Revenue

Our cost of revenue was $179,938 for the fiscal year ended December 31, 2023, an increase of $37,033 or 25.9%, compared to $142,905 in the same period for the fiscal year ended December 31, 2022. The increase was mainly due to the increase in sales revenue.

Selling and Marketing

Our selling and marketing expenses were $40,225 for the fiscal year ended December 31, 2023, an increase of $27,308 or 211.4%, compared to $12,917 in the same period for the fiscal year ended December 31, 2022. The increase was mainly due to the increase in market personnel.

General and Administrative Expenses

Our general and administrative expenses were $275,781 for the fiscal year ended December 31, 2023, a decrease of $31,910 or 10.4%, compared to $307,691 in the same period for the fiscal year ended December 31, 2022. The decrease was mainly due to the reduced listing service fees.

Research and Development

Our research and development expenses were $0 for the fiscal year ended December 31, 2023, a decrease of $10,945 or 100%, compared to $10,945 in the same period for the fiscal year ended December 31, 2022. The decrease was mainly due to the launch of our new graphene products and the shift away from Brushless DC controllers. We expect that these expenses will continue to decrease in the coming years.

Operating Loss

Our operating loss was $249,325 for the year ended December 31, 2023, compared to $278,725 in the same period of 2022, representing a decrease of $29,400 or 10.5%. The decrease was mainly due to the business shift from Brushless DC controllers to graphene products.

Cash Flows

Operating Activities

Net cash used in operating activities in the year ended December 31, 2023 totaled $5,149. Cash flow pertaining to operating activities benefited from an increase in advances from customers of $374,898, which was partially offset by a decrease of $11,526 in our other payables, a decrease in taxes payable of $1,542, and an increase in advances to suppliers of $115,124.

Net cash used in operating activities in the year ended December 31, 2022 totaled $145,419. Cash flow pertaining to operating activities benefited from non-cash expenditures, including depreciation and amortization of $5,470. In addition, we had a decrease in inventories of $30,209, an increase in advances from customers of $27,739, an increase of $128,065 in our other payables, and an increase in taxes payable of $12,544, which were partially offset by an increase in advances to suppliers of $44,320 and a decrease of $21,691 in payroll payable.

Investing Activities

For the year ended December 31, 2023, we had no cash provided by our investing activities. For the year ended December 31, 2022, due to disposal of our fixed assets, there was $163 cash provided by our investing activities.

Financing Activities

For the year ended December 31, 2023, we had net cash of $10,933 outflow from financing activities. This was comprised of related party loan repayments of $249,076 and proceeds of $130,943 from related party loans and proceeds of $107,200 from shares to be issued.

For the year ended December 31, 2022, we had net cash of $159,704 inflow from financing activities. These were comprised of subscription collection of $505,121 from new issuances of shares and proceeds of $312,367 from related party loans. In addition, we repaid $657,784 loans in the same period.

B.	Liquidity and Capital Resources

Historically, our primary uses of cash have been to finance working capital needs. As of December 31, 2023, we had current assets of $177,233, we had current liabilities of $721,197, and our working capital deficit was $543,964. We anticipate that our current liquidity is not sufficient to meet the obligations associated with being a company that is fully reporting with the SEC.

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

Our financial statements have been prepared in conformity with US GAAP, which contemplates our continuation as a going concern. We have an accumulated deficit of $1,064,348 as of December 31, 2023. In addition, our current liabilities exceed our current assets by $543,964. These factors raise substantial doubt about our ability to continue operating as a going concern. Our ability to continue our operations as a going concern, realize the carrying value of our assets, and discharge our liabilities in the normal course of business is dependent upon our ability to raise capital sufficient to fund our commitments and ongoing losses, and ultimately generate profitable operations.

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

Other than as disclosed elsewhere in this annual report, specifically the shut downs in China related to COVID-19, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2023, there were no contractual obligations.

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

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents. Our operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the years ended December 31, 2023 and 2022 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of our supply chain. The continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. No adjustments have been made to the amounts reported in these consolidated financial statements as a result of this matter.

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

Accounts Receivable, Net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $0 and $0 uncollectable account receivable was written-off during the years ended December 31, 2023 and 2022, respectively. Allowance for uncollectable balances amounted to $0 and $0 as of December 31, 2023 and 2022, respectively.

Inventories, Net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $0 and $0 as of December 31, 2023 and 2022, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2023, we had income tax payable of $0.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended December 31, 2023 and 2022. As of December 31, 2023 and 2022, all of the tax returns of our PRC subsidiary remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements Not Yet Adopted

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Group’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued a new standard to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The standard will be effective for us beginning with our annual reporting for fiscal year 2025 and interim periods thereafter, with early adoption permitted. We are currently evaluating the impact of this standard on our segment disclosures.

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

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

Our executive officers and directors and their ages as of the date of this Report are as follows:

Name	Age	Position(s) and Office(s) Held
Heng Fei Yang	44	Chief Executive Officer and Director
Cong He	34	Chief Financial Officer

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

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2023 for each of our executive officers and directors.

Name	2023
Heng Fei Yang	$16,843
Cong He	$31,743

C.	Board Practices

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

As of December 31, 2023, we had a total of 8 full time employees. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 45,518,000 shares of Ordinary Shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Heng Fei Yang	40,000,000	87.9%
Ordinary Shares	Cong He	-	0.00%
Total of All Current Officers and Directors: (2)			87.9%

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

Due to related parties

On July 15, 2019, the Company entered into a loan agreement with one of its related parties, Liaoning Xinjian Linguo Yitang Health Management Ltd., for a total amount of $459,315. The loan has no interest and no collateral. The loan is due on demand. The Company’s CEO, Mr. Heng Fei Yang, is the controlling owner of Liaoning Xinjian Linguo Yitang Health Management Ltd. During the years ended December 31, 2023 and 2022, the Company repaid $0 and $185,668, respectively. The loan has been repaid in full in 2022. As of December 31, 2023, there is no outstanding balance.

During the years ended December 31, 2023 and 2022, the Company borrowed an aggregate of $130,943 and $121,501 from Mr. Heng Fei Yang, and repaid $78,281 and $355,517, respectively. Mr. Heng Fei Yang is the Company’s chief executive officer. As of December 31, 2023 and 2022, the outstanding balance of the loans was $97,138 and $46,098, respectively.

On August 20, 2022, the Company entered into a 12-month loan agreement with one of its related parties, Mr. Jinhua Xu, in the total amount of $178,241. The loan has no interest and no collateral. Mr. Hu is a shareholder of the Company. As The loan has been repaid in full in 2023. As of December 31, 2023 and 2022, the outstanding balance of the loan was $0 and $173,956, respectively.

On September 23, 2022 and October 14, 2022, the Company entered into two 3-month loan agreements for an aggregate total of $12,625 with one of its related parties, Ms. Xiaoyan Yuan. The loans had no interest and no collateral. The loans were repaid in full on October 28, 2022. As of December 31, 2023 and 2022, there is no outstanding balance.

Sales with a related party

During the years ended December 31, 2023 and 2022, the Company sold healthcare products of in the amount of $64,035 and $32,342 to one of its related parties, Suzhou Xinjianlin Health Management Co., Ltd. (“Xinjianlin “). As of December 31, 2023 and 2022, the balance of advances from Xinjianlin was $0 and $1,703, respectively.

Advances from related parties

On April 18, 2023, the Company entered into a sale agreement with Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) to sell 100 sets of graphene based sauna rooms for approximately $253,000. The Company collected $155,135 in advances from Aixi as of December 31, 2023.

On June 20, 2023, the Company entered into a sale agreement with Shanghai Shengji Trade Co., Ltd. (“Shengji”) to sell 100 sets of graphene based sauna rooms for approximately $253,000. The Company collected $211,784 in advances from Shengji as of December 31, 2023.

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

Approximate Number of Holders of Our Securities

On March 31, 2024, there were 69 shareholders of record of our Ordinary Shares. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this annual report and pursuant to our memorandum and articles of association (“M&A”), the Company is authorized to issue an unlimited number of Ordinary Shares of a single class with no par value. There are currently 45,518,000 Ordinary Shares issued and outstanding. The Company may issue fractional shares. A fractional share shall have the corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class and series. All of our issued and outstanding Ordinary Shares are fully paid.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023.

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

	Fiscal Year Ended December 31,
	2023	2022
Audit Fees*	$60,000	$50,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

3.1*	Certificate of Incorporation of Tian’an Technology Group Ltd

3.2*	Articles of Association of Yunke Jingrong Information Technology Co., Limited

3.3*	Articles of Association of Shanghai Qige Power Technology Co., Ltd.

3.4*	English Translation of Business License of Shanghai Qige Power Technology Co., Ltd, dated August 10, 2016

10.1*	Factory Premises Leasing Contract by and between Shanghai MarisoPrecision Machinery Co., Ltd and Shanghai Qige Power Technology Co., Ltd dated April 15, 2021.

10.2*	Loan Agreement by and between Liaoning Xinjianlin Guoyitang Health Management Co., Ltd. and the Company, dated July 15, 2019

10.4*	Market Expansion Cooperation Agreement by and between Shanghai Qige Power Technology Co., Ltd and He Li, dated November 2, 2021

10.5**	Strategic Cooperation Framework Agreement by and Shanghai Qige Power Technology Co., Ltd and Xiwang New Materials Technology Co., Ltd, dated October 18, 2022

10.6*	Loan Agreement by and between Tian’an Technology Group Ltd and Mr. Yang Heng Fei, dated April 15, 2021

10.7*	Loan Agreement by and between Tian’an Technology Group Ltd and Shenzhen Shihong Education and Culture Ltd, dated November 20, 2021

10.8*	Form of Securities Purchase Agreement

10.9	Employment agreement by and between Tian’an Technology Group Ltd and Mr. Yang Heng Fei, dated December 18, 2019

10.10	Employment agreement by and between Tian’an Technology Group Ltd and He Cong, dated February 1, 2022

10.11	Lease Agreement by and between Shanghai Qige Power Technology Co., Ltd and Jin Yonggang, dated October 8, 2022

14.1	Code of Business Conduct and Ethics

21.1	Significant subsidiaries of the Registrant

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Incorporated by reference to Registration Statement on Form F-1 filed March 17, 2023

** Incorporated by reference to the Annual Report on Form 20-F filed June 7, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 1, 2024	TIAN’AN TECHNOLOGY GROUP LTD

/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tian’an Technology Group Ltd. And Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian’an Technology Group Ltd. And Subsidiaries (the Company) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Forest Hills, New York

April 1, 2024

PCAOB ID #5867

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022

ASSETS

Current Assets:
Cash	$3,058	$15,005
Account receivables	2,618	-
Other receivables	635	1,461
Advances to suppliers	170,922	58,236

TOTAL ASSETS	$177,233	$74,702

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$-	$83
Payroll payable	7,874	8,002
Taxes payable	-	1,570
Advances from customers	31,768	25,803
Advances from customers - related party	366,919	1,703
Due to related parties	97,138	220,054
Other payables	110,298	124,986
Shares to be issued	107,200	-

TOTAL LIABILITIES	721,197	382,201

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, no par value, 100,000,000 shares authorized; 45,000,000 shares issued and outstanding as of December 31, 2023 and 2022	-	-
Additional paid-in capital	500,000	500,000
Accumulated deficits	(1,064,348)	(814,339)
Other comprehensive income	20,384	6,840

Total Stockholders’ Equity	(543,964)	(307,499)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$177,233	$74,702

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2023	2022

Revenue	$182,584	$163,391
Revenue - related parties	64,035	32,342
	246,619	195,733

Cost of revenue	130,998	120,978
Cost of revenue - related parties	48,940	21,927
	179,938	142,905

Gross profit	66,681	52,828

Operating Expenses:
Research and development	-	10,945
Selling and marketing	40,225	12,917
General and administrative	275,781	307,691

Total operating expenses	316,006	331,553

Loss from operations	(249,325)	(278,725)

Other Loss:
Interest income, net	24	61
Other expense, net	(708)	(1,853)
Other loss, net	(684)	(1,792)

Loss before income taxes	(250,009)	(280,517)

Income taxes	-	-
Net loss	(250,009)	(280,517)
Other Comprehensive Loss:
Foreign currency translation adjustment	13,544	44,546

Comprehensive loss	$(236,465)	$(235,971)

Loss per common share, basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding, basic and diluted	45,000,000	41,821,918

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficits	Other Comprehensive Income (Loss)	Total

Balance at December 31, 2021	40,000,000	$-	$-	$(533,822)	$(37,706)	$(571,528)
Net loss	-	-	-	(280,517)	-	(280,517)
Issuance of new shares	5,000,000	-	500,000	-	-	500,000
Foreign currency translation adjustment	-	-	-	-	44,546	44,546

Balance at December 31, 2022	45,000,000	-	500,000	(814,339)	6,840	(307,499)
Net loss	-	-	-	(250,009)	-	(250,009)
Foreign currency translation adjustment	-	-	-	-	13,544	13,544
Balance at December 31, 2023	45,000,000	$-	$500,000	$(1,064,348)	$20,384	$(543,964)

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(250,009)	$(280,517)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation and amortization	-	5,470
Loss from disposal of fixed assets	-	978
Accounts receivable	(2,639)	-
Other receivables	794	480
Inventories	-	30,209
Advances to suppliers	(115,124)	(44,320)
Accounts payable	(82)	85
Advance from customers	374,898	27,739
Payroll payable	81	(21,691)
Taxes payable	(1,542)	12,544
Lease liabilities	-	(4,461)
Other payables	(11,526)	128,065

Net Cash Used in Operating Activities	(5,149)	(145,419)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shares to be issued	107,200	-
Collection of subscription receivables	-	505,121
Proceeds from related parties	130,943	312,367
Repayments to related parties	(249,076)	(553,810)
Repayments to loan payables	-	(103,974)

Net Cash Provided by (Used in) Financing Activities	(10,933)	159,704

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of fixed assets	-	163

Net Cash Provided by Investing Activities	-	163

Effect Of Exchange Rate Changes On Cash	4,135	101

Net Increase (Decrease) in Cash	(11,947)	14,549
Cash, beginning of year	15,005	456

Cash, end of year	$3,058	$15,005

Supplemental Disclosure of Cash Flow Information:
Interest	$24	$61
Income taxes	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES

Establishment of right-of-use assets and lease liabilities for new leases	$-	$-
Reduction of right-of-use assets and lease liabilities for cancelation of old leases	$-	$9,048

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

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Heng Fei Yang	Investment holding
Yunke Jingrong Information Technology Co., Ltd.	October 27, 2021, PRC	USD $0	100% owned by Tian’an	Investment holding
Shanghai Quige Power Technology Co., Ltd.	August 10, 2016, PRC	USD $0	100% owned by Yunke Jingrong	Production and distribution of power drive product systems and distribution of healthcare products

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

Advances to Suppliers

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of December 31, 2023 and 2022, advances to suppliers amounted to $170,922 and $58,236, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of December 31, 2023 and 2022, the Company did not record inventory valuation allowance.

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

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate. All performance obligation were satisfied at a point in time and related revenues from contract with customers were recognized at point in time for the year ended December 31, 2023 and 2022, respectively.

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

Level 3: Unobservable inputs in which little or no market data exists.

The Company’s financial instruments include cash, accounts receivable, other receivables, advance to suppliers, accounts payable, amount due from/to related parties, advances from customers and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

Loss per Common Share

The basic loss per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares during the year. The diluted loss per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted loss per share is the same as basic loss per share due to the lack of dilutive instruments in the Company. For the years ended December 31, 2023 and 2022, the Company had no potential dilutive common stock equivalents outstanding.

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

	December 31,
	2023	2022
Year ended RMB: USD Exchange rate	0.1412	0.1450
Average yearly RMB: USD Exchange rate	0.1423	0.1485

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the years ended December 31, 2023 and 2022 foreign currency translation adjustments of $13,544 and $44,546 respectively, have been reported as other comprehensive loss in the consolidated financial statements.

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

For the year ended December 31, 2023, the Company is operating in one reportable business segment, Healthcare. For the year ended December 31, 2022, management has determined that the Company is operating in two reportable business segments, Healthcare and Motor Controller. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Group’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued a new standard to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The standard will be effective for us beginning with our annual reporting for fiscal year 2025 and interim periods thereafter, with early adoption permitted. We are currently evaluating the impact of this standard on our segment disclosures.

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – GOING CONCERN

As of December 31, 2023, the Company has continuingly generated revenues from its business operations and has incurred an accumulated deficit of $1,064,348 and a negative working capital of $543,964. The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern from a period of one year from the issuance of these financial statements. The Company intends to continue to fund its business by way of private placements and financing supports from related parties as may be required. As of December 31, 2023, the Company has raised $107,200 from sale of 518,000 shares of common stock. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

NOTE 3 – EQUIPMENT, NET

On December 29, 2022, the Company disposed all of its equipment for $163 and reported a loss from the disposal of $978. As of December 31, 2023 and 2022, the ending balance of equipment was $0.

Depreciation expenses for the years ended December 31, 2023 and 2022 were $0 and $1,009, respectively. There is no any impairment situation for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 – LEASES

The Company’s lease portfolio primarily consists of an office lease. The lease had a term from April 17, 2021 to April 16, 2024. On October 13, 2022, the Company early terminated the lease. Instead, the Company relocated with a 12-month new lease, which the Company elected not to recognize a right-of-use asset and lease liability requirement to this lease, because it has a lease term of 12 months or less. The Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

As of December 31, 2023 and 2022, the Company reported no right-of-use assets and lease liabilities.

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

	For the Year Ended December 31,
	2023	2022
Operating lease cost	$-	$4,461
Short-term lease cost	7,686	2,005
Variable lease cost	-	-
Total lease cost	$7,686	$6,466

The following table presents supplementary cash flow information regarding the company’s leases:

	For the Year Ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating activities	$-	$4,461
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$-
Reduction of right-of-use assets and lease liabilities for cancelation of old leases	$-	$9,048

NOTE 5 – LOAN PAYABLES

On November 20, 2021, the Company entered into a loan agreement of $108,500 with Shenzhen Shihong Education and Culture Ltd. The loan is due on November 22, 2022 without interest charge if the loan is repaid upon due. If the loan was not fully repaid on or before November 22, 2022, the Company will be charge 0.03% interest rate per day. The Company repaid the loan in full on May 20, 2022. As of December 31, 2023 and 2022, the ending balance of loan payables was $0 and $0, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

Due to related parties

On July 15, 2019, the Company entered into a loan agreement of $459,315 with one of its related parties, Liaoning Xinjian Linguo Yitang Health Management Ltd., without interest charge and collateral. The loan is due on demand. The Company’s CEO, Mr. Heng Fei Yang, is the actual controlling owner of Liaoning Xinjian Linguo Yitang Health Management Ltd. The loan had been fully repaid during the year ended December 31, 2022. During the years ended December 31, 2023 and 2022, the Company repaid $0 and $185,668, respectively. As of December 31, 2023 and 2022, the outstanding balance of the loan was $0.

On April 15, 2021, the Company entered into a loan agreement of $293,493 with one of its related parties, Mr. Heng Fei Yang, without interest charge and collateral. The loan is due on demand. Mr. Heng Fei Yang is the Company’s CEO. The loan was repaid in full during the second quarter of 2022. During the years ended December 31, 2023 and 2022, the Company borrowed an aggregate of $130,943 and $121,501 proceeds from Mr. Yang, and repaid $78,281 and $355,517, respectively. As of December 31, 2023 and 2022, the outstanding balance of the loan was $97,138 and $46,098, respectively.

On August 20, 2022, the Company entered into a 12-month loan agreement of $178,241 with one of its related parties, Mr. Jinhua Xu, without interest charge and collateral. The loan was fully repaid during the year ended December 31, 2023. During the years ended December 31, 2023 and 2022, the Company repaid $170,795 and $0, respectively. As of December 31, 2023 and 2022, the outstanding balance of the loan was $0 and $173,956, respectively.

On September 23, 2022 and October 14, 2022, the Company entered into two 3-month loan agreements in total of $12,625 with one of its related parties, Ms. Xiaoyan Yuan, without interest charge and collateral. The loans had been repaid in full on October 28, 2022. As of December 31, 2023 and 2022, there was no outstanding balance.

Advances from related parties

On April 18, 2023, the Company entered into a sale agreement with Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) to sell 100 sets of granphene based sauna rooms for approximately $253,000. The Company collected $155,135 as advances from Aixi as of December 31, 2023.

On June 20, 2023, the Company entered into a sale agreement with Shanghai Shengji Trade Co., Ltd. (“Shengji”) to sell 100 sets of granphene based sauna rooms for approximately $253,000. The Company collected $211,784 as advances from Shengji as of December 31, 2023.

Sales with a related party

During the years ended December 31, 2023 and 2022, the Company sold healthcare products of $64,035 and $32,342 to one of its related parties, Suzhou Xinjianlin Health Management Co., Ltd. (“Xinjianlin “). As of December 31, 2023 and 2022, the balance of advances from Xinjianlin was $0 and $1,703, respectively.

NOTE 7 – OTHER PAYABLES

As of December 31, 2023 and 2022, the Company reported $110,298 and $124,986 as its other payables, respectively. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 8 – SHARES TO BE ISSUED

On October 26, 2023, the Company sold 500,000 shares at $0.2 per share to Mr. Gang Wang for $100,000. These shares were issued at January 5, 2024.

On December 25, 2023, the Company sold 18,000 shares at $0.4 per share to Mr. Lihong Zou for $7,200. These shares were issued at January 5, 2024.

NOTE 9 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of December 31, 2023 and 2022, it had 45,000,000 shares outstanding.

On July 13, 2022, the Company declared a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

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

Hong Kong

The Company’s subsidiary, Yunke, is incorporated in Hong Kong and have no operating profit or tax liabilities during the period. Yunke is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

The PRC

The Company’s subsidiary operating in the PRC is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2023 and 2022 from our continuing operation is as follows:

	For the Year Ended December 31,
	2023	2022
Loss before income taxes from operations in the PRC	$(250,009)	$(280,517)
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	(62,502)	(70,129)
Tax effect of non-deductible items	-	-
Valuation allowance of deferred tax assets	62,502	70,129
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $62,502 and $70,129 for the years ended December 31, 2023 and 2022, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of December 31, 2023 and 2022, the Company recorded VAT payable (credit) of $(1,500) and $1,570, respectively.

The Company is also subject to other levies such as stamp tax, unban construction tax, additional education tax which are charged by local governments. The rates of such levies are small and vary among the different jurisdictions in which the Company does business. The Company also acts as the personal income tax withholding agent for the salaries paid its employees. As of December 31, 2023 and 2022, the Company recorded other levies and withholding $0, respectively.

NOTE 11 – NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022
Net loss attributable to common shareholders	$(250,009)	$(280,517)
Weighted average common shares outstanding – Basic and diluted	45,000,000	41,821,918
Loss per shares – basic and diluted	$(0.01)	$(0.01)

NOTE 12 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The reserves amounted to $0 and $0 as of December 31, 2023 and 2022.

NOTE 13 – SEGMENTS

In 2022, the Company operated in two reportable business segments, Healthcare and Motor Controller. In 2023, the Company had one reportable business segment, Healthcare. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations. Information with respect to these reportable business segments is as the following:

For the year ended December 31, 2023

	Revenue	Cost of revenue	Gross profit	Loss from operations	Depreciation and amortization	Assets
Healthcare	$246,619	$179,938	$66,681	$(249,325)	$-	$177,233
Motor controller	-	-	-	-	-	-
Segment Totals	$246,619	$179,938	$66,681	(249,325)	$-	177,233
Other Loss, net				(684)
Income tax benefits				-
Unallocated Assets						-
Net Loss				$(250,009)
Total Assets						$177,233

For the year ended December 31, 2022

	Revenue	Cost of revenue	Gross profit	Loss from operations	Depreciation and amortization	Assets
Healthcare	$152,432	$111,683	$40,749	$(141,444)	$-	$59,720
Motor controller	43,301	31,222	12,079	(137,281)	5,470	14,982
Segment Totals	$195,733	$142,905	$52,828	(278,725)	$5,470	74,702
Other Loss, net				(1,792)
Income tax benefits				-
Unallocated Assets						-
Net Loss				$(280,517)
Total Assets						$74,702

NOTE 13 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

a.	Credit risk and major customers

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

As of December 31, 2023 and 2022, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the years ended December 31, 2023 and 2022, the Company’s customers that accounted for 10% or more of the Company’s revenue were listed as follow:

	Year Ended December 31,
Customers	2023	2022
A	-	21%
B	3%	17%
C	64%	15%
D	-	10%
E	-	10%
F	23%	-

The suppliers accounted for 10% or more of the Company’s purchases during the years ended December 31, 2023 and 2022.

	Year Ended December 31,
Suppliers	2023	2022
AA	14%	61%
BB	86%	39%

b.	Interest rate risk

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

