Form 20-F
period 2024-12-31
Tian'an Technology Group Ltd
filed 2025-04-25
CIK 1941189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_____________

Commission file number 001-40517

TIAN’AN TECHNOLOGY GROUP LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 399, No. 1, Lane 120, Hongjing Road, Minhang District

Shanghai, China

(Address of principal executive offices)

Heng Fei Yang

Chairman and Chief Executive Officer

Room 399, No. 1, Lane 120, Hongjing Road, Minhang District

Shanghai, China

Tel: + 021-69900680

E-mail: tianankj@sina.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): 45,518,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2024

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Tian’an Technology Group Ltd.,” “the Company,” “we,” “us,” “our company” or “our” are to Tian’an Technology Group Ltd., a British Virgin Islands corporation, its subsidiaries and its consolidated affiliated entities. Tian’an Technology Group Ltd., is a limited company organized under the laws of the British Virgin Islands and is the holding company of Yunke Jingrong Information Technology Co., Ltd., its wholly owned subsidiary;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this report only, Taiwan;

●	“Ordinary shares” or “Shares” are to our ordinary shares, no par value per share;

●	“RMB,” “Renminbi” “Yuan,” or “¥” are to the legal currency of the People’s Republic of China;

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

●	“Shanghai Qige” is to Shanghai Qige Power Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., and is a limited company organized under the laws of China and is the wholly owned subsidiary of Yunke Jingrong Information Technology Co., Ltd.;

●	“Yunke” is to Yunke Jingrong Information Technology Co., Ltd., which is a limited company organized under the laws of China, and is the parent company for Shanghai Qige Power Technology Co., Ltd., its wholly owned subsidiary; and

●	“Henan Qige” is to Henan Qige Power Artificial Intelligence Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., and is a limited company organized under the laws of China and is the wholly owned subsidiary of Shanghai Qige Power Technology Co., Ltd.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Shanghai Qige derives a significant portion of its revenues from a limited number of major customers. As of December 31, 2024, one customer accounted for 33% of our revenues, as compared to the three largest customers in the fiscal years ended December 31, 2023 accounted for approximately 64%, 23% and 3% of its revenues, respectively. Shanghai Qige’s ability to maintain close relationships with major customers is essential to the success of its business. The purchase orders placed by specific customers may vary from period to period, and typically does not have long-term purchase commitments from its customers. As a result, most of its customers could reduce or cease their use of Shanghai Qige’s products and services at any time without any penalty or termination charges. A major customer in one year may not provide the same level of revenues in any subsequent year. In addition, reliance on any individual customer for a significant portion of revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with Shanghai Qige.

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

A cyber-attack or our information systems otherwise not properly working could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Cyber-attacks are becoming increasingly sophisticated and continue to evolve, and include, but are not limited to, ransomware, credential stuffing, spear phishing, social engineering, and the use of artificial intelligence (such as deepfakes that use highly realistic synthetic media generated by artificial intelligence), and other attempts to gain unauthorized access to data for purposes of extortion or other malfeasance. Such increase in sophistication and evolution may require us to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks. Despite our cybersecurity measures, a successful cyber-attack, or other breach of, damage to, or significant interruption or failure of our information technology systems, could materially disrupt our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and operating results. Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2024 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. As a holding company with no material operations of our own, we conduct our operations through Yunke Jingrong Information Technology Co., Ltd. (“Yunke”), our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Yunke and our operating company in China. Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”) is a wholly owned subsidiary of Shanghai Qige and our operating company in China.

Currently, our operations are conducted exclusively through our subsidiaries, Shanghai Qige and Henan Qige, while Tian’an and Yunke function solely as holding companies without direct operations. Initially, through Shanghai Qige, we specialized in technology-driven sales of power control and service systems solutions. However, in the third quarter of 2022, we transitioned our business model to focus on graphene production and the health therapy industry. We leverage the far-infrared heat therapy properties of graphene, integrating them into its products.

In the third quarter of 2024, we expanded its business by establishing Henan Qige as a wholly owned subsidiary in China to enter the healthcare service sector. Additionally, plans are underway to develop an online technical support platform, to provide customers with high-quality after-sales service and technical support services.

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

The following diagram illustrates our corporate structure as of the date of this report:

天安科技集团有限公司
Tian'an Technology Group Ltd.
100%
云科景荣信息科技有限公司
Yunke Jingrong Information Technology Co.,Limited.
100%
上海起阁动力科技有限公司
Shanghai Qige Power Technology Co., Ltd.
100%
河南起阁动力人工智能科技有限责任公司
Henan Qige Power Artificial Intelligence Technology Co., Ltd.

The structure of cash flows within our organization, and the applicable regulations, are as follows:

1.	Our equity structure is a direct shareholding structure, that is, the overseas entity to be listed in the U.S., Tian’an, directly controls Yunke, Shanghai Qige and Henan Qige. See “Corporate History and Structure” above for additional details.

2.	Within our direct holding structure, the use of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. Because Tian’an and Yunke have no actual operations, there is no funding for these entitles and all the revenue that is generated by Shanghai Qige and Henan Qige is used to operate both Shanghai Qige and Henan Qige. After foreign investors’ funds enter the Company at the close of this offering, the funds can be directly transferred to our PRC subsidiary, Shanghai Qige and Henan Qige, through a WFOE structure.

22

3.

At present the Company has no restrictions on the use of its cash. We have a fund management policy in place which has corresponding internal control rules that are compliant with the laws and regulations of the PRC.

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

On September 25, 2024, we established Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”) which is a wholly owned subsidiary of Shanghai Qige and our operating company in China.

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

Due to the level of demand in the health market at any time, the growth of its market size is relatively resilient and difficult to replace. From 2016 to 2020, the market size of China’s big health industry increased from RMB $25.9 trillion to RMB $41.8 trillion, and is expected to continue to increase at a compound annual growth rate of nearly 10%, reaching approximately RMB $64.2 trillion by 2025.

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

Graphene

Graphene is a type of material composed of carbon atoms and sp², a two-dimensional carbon nanomaterial with a hexagonal honeycomb lattice composed of hybrid orbitals. Simply, it is a single layer of carbon atoms arranged in a hexagonal lattice structure, forming a two-dimensional (2D) material with exceptional mechanical, electrical, and thermal properties. As a new type of nanomaterial, graphene has ultra-high strength and thermal conductivity, making it the most disruptive new material among many materials. It is widely studied for its potential use in various fields such as electronics, energy storage, and biomedicine. Because of its excellent optical, electrical, and mechanical properties, along with good stability, it is also becoming prominent in physical therapy and health related products.

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

The graphene community expects that, by strengthening standards and creating tailored high-quality materials, graphene materials will go beyond niche products and spearhead applications to broad market penetration by 2025. Then, graphene could be incorporated in ubiquitous commodities such as tires, batteries, sensors and electronics.

Graphene material is non-toxic and harmless, does not produce odors or chemical pollution, and is harmless to human health.

Cooperation Agreement with Xiwang New Materials Technology Co., Ltd

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

Intelligent graphene suspension moxibustion instrument

The core technology of far infrared photothermal technology using single-layer graphene crystal material is that under the action of external electric field, graphene crystal material will release far infrared. Because its infrared spectrum is highly similar to the infrared spectrum released by human body, it is easy to be absorbed by human body, realizing innovative design and intelligent operation for whole-body moxibustion. Product features: The body material is crafted according to medical device standards; it features a triple joint shaft, allowing for arbitrary adjustment of angles and distances, suitable for moxibustion on any part of the body; can be bound via WeChat Mini Program for online operation on mobile phones, smart and convenient; intelligent automated operation, simulating meridian circuit moxibustion, sparrow pecking moxibustion, and gentle moxibustion; intelligent remote control, with one-click adjustment of modes, angles, and speeds; applicable in various scenarios, without spatial limitations, suitable for moxibustion and health maintenance at any time.

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

On October 24,2024, the company signed a product procurement contract with Shenzhen Innovation Technology Co., LTD. (hereinafter referred to as “Innovation Technology”). According to the product purchase contract, Entrmei provides us with graphene heating knee module products, and provides customers with technical support, quality assurance and after-sales service.

The Company is seeking other suppliers to extend its product portfolios and reduce the supply chain risks.

Shanghai Qige’s Market Opportunity

Globally, the graphene industry is also showing a rapid growth trend. In 2023, the global graphene market size is about 11.789 billion US dollars, and it is expected to reach about 51.835 billion US dollars by 2030, with a compound annual growth rate of 23.56%.

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

We believe that we have a comprehensive product line. Given that, we believe we are well positioned with our current product line to capitalize on growing graphene industry within the health therapy sector.

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

Regulations on Dividend Distribution

According to PRC Company Law, wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve fund until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At the discretion of the wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for the evasion of foreign exchange controls. We have taken steps to notify significant beneficial owners of Ordinary Shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware of or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations.

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Bulletin of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, which became effective in January 2020, requires that where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather, and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities. Accordingly, our direct subsidiary, Yunke and, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Shanghai Qige, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have been for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Additionally, the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018, and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

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

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. Yunke Jingrong Information Technology Co., Ltd. (“Yunke”) is our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Yunke and our operating company in China. Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”) is a wholly owned subsidiary of Shanghai Qige and our operating company in China.

The following diagram illustrates our corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of fixed assets and offices with a total net book value of $0 and $0 as of December 31, 2024 and 2023, respectively.

We maintain an office in Room 399, No. 1, Lane 120, Hongjing Road, Minhang District, Shanghai, China, with space of 61.86 square meters which we leased from November 1, 2024 to October 31, 2025. The monthly rent for our office space is $584.22 (equivalent to RMB $4,200), which we pay on an annual basis.

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

Based on our trend analysis, the Company has integrated graphene production and focused its research on graphene health therapy. With the latest scientific research achievements in graphene far-infrared heating technology, we have engaged in the health therapy industry. We believe utilizing the far-infrared heat therapy characteristics of graphene, a new breakthrough in product technology is achieved allowing more people to enjoy high-quality health therapy.

As a result of the above factors, we had a net income of $454,590 for the year ended December 31, 2024, compared to a net loss of $250,009 for the year ended December 31, 2023.

Gross Profit

Gross profit was $838,424 for the fiscal year ended December 31, 2024, an increase of $771,743 or 1157.37%, compared to $$66,681 of gross profit for the fiscal year ended December 31, 2023. The increase was mainly due to the extension of Shanghai Qige’s product lines and customer base.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Our general and administrative expenses primarily include overseas listing related expenses and fees. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since we completed our offering in March 2023.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our operations during the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(Presented in $USD)

	For the years ended December 31,
	2024	2023
Revenue	$1,195,986	$182,584
Revenue - related parties	587,144	64,035
	1,783,130	246,619

Cost of revenue	614,569	130,998
Cost of revenue - related parties	330,137	48,940
	944,706	179,938

Gross profit	838,424	66,681

Operating Expenses:
Selling and marketing	73,614	40,225
General and administrative	309,250	275,781

Total operating expenses	382,864	316,006

Income (loss) from operations	455,560	(249,325)

Other Income (Loss):
Interest income, net	89	24
Other expense, net	(1,059)	(708)
Other loss, net	(970)	(684)

Income (loss) before income taxes	454,590	(250,009)

Income taxes	-	-
Net income (loss)	454,590	(250,009)
Other Comprehensive Income (Loss):
Foreign currency translation adjustment	2,202	13,544

Comprehensive income (loss)	$456,792	$(236,465)

Earnings (loss) per common share, basic and diluted	$0.01	$(0.01)

Weighted average number of shares outstanding, basic and diluted	45,512,323	45,000,000

Revenues

Revenues were $1,783,130 for the fiscal year ended December 31, 2024, an increase of $1,536,511 or 623%, compared to $246,619 in the same period for the fiscal year ended December 31, 2023. The increase was mainly due to the results of market cultivation and the effective support of large-scale promotional events.

Cost of Revenues

Our cost of revenue was $944,706 for the fiscal year ended December 31, 2024, an increase of $764,768 or 425.02%, compared to $179,938 in the same period for the fiscal year ended December 31, 2023. The increase was mainly due to the increase in sales revenue.

Selling and Marketing

Our selling and marketing expenses were $73,614 for the fiscal year ended December 31, 2024, an increase of $33,389 or 83.01%, compared to $40,225 in the same period for the fiscal year ended December 31, 2023. The increase was primarily due to higher market business expenses and conference expenses.

General and Administrative Expenses

Our general and administrative expenses were $309,250 for the fiscal year ended December 31, 2024, an increase of $33,469 or 12.14%, compared to $275,781 in the same period for the fiscal year ended December 31, 2023. The increase was mainly due to higher management salaries and listing service fees.

Income (loss) from operations

As of December 31, 2024, our operating income was $455,560, compared to an operating loss of $249,325 in the same period of 2023, representing an increase of $704,885 or 282.72%. The increase was primarily due to the increase in sales revenue and gross profit.

Cash Flows

Operating Activities

Net cash used in operating activities in the year ended December 31, 2024, totaled $512,677. Cash flow pertaining to operating activities benefited from an increase in taxes payable of $18,719 and an increase in payroll payable of $1,053, which was partially offset by a decrease of $10,236 in our other payables, a decrease in advance from customers of $249,489, and an increase in advances to suppliers of $636,349.

Net cash used in operating activities in the year ended December 31, 2023 totaled $5,149. Cash flow pertaining to operating activities benefited from an increase in advances from customers of $374,898, which was partially offset by a decrease of $11,526 in our other payables, a decrease in taxes payable of $1,542, and an increase in advances to suppliers of $115,124.

Investing Activities

There was no net cash used in investing activities for the years ended December 31, 2024 and 2023.

Financing Activities

For the year ended December 31,2024, we had net cash of $644,366 inflow from financing activities. This was comprised of $644,366 from related party loans.

For the year ended December 31, 2023, we had net cash of $10,933 outflow from financing activities. This was comprised of related party loan repayments of $249,076 and proceeds of $130,943 from related party loans and proceeds of $107,200 from shares to be issued.

B.	Liquidity and Capital Resources

Historically, our primary use of cash have been to finance working capital needs. As of December 31, 2024, we had current assets of $1,025,656, we had current liabilities of $1,005,628, and our working capital was $20,028. We anticipate that our current liquidity is not sufficient to meet the obligations associated with being a company that is fully reporting with the SEC.

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

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, specifically the shut downs in China related to COVID-19, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents. Our operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the years ended December 31, 2024 and 2023 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of our supply chain. The continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. No adjustments have been made to the amounts reported in these consolidated financial statements as a result of this matter.

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

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, valuation of inventory, allowance for credit loss of financial assets, other receivables and prepayments, revenue recognition from contract from customers. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Accounts Receivable, Net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $0 and $0 uncollectable account receivable was written-off during the years ended December 31, 2024 and 2023, respectively. Allowance for uncollectable balances amounted to $0 and $0 as of December 31, 2024 and 2023, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of December 31, 2024 and 2023, the Company reported inventories of $2,422 and $0 without inventory valuation allowance.

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

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate. The Company recognized its revenue at a point in time for the periods present.

Our revenues are net of value added tax (“VAT”) collected on behalf of the PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

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

Recent Accounting Pronouncements

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

In November 2024, the FASB issued a new standard to expand disclosures about income statement expenses. The guidance requires disaggregation of certain costs and expenses included in each relevant expense caption on our consolidated income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The standard will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

Our executive officers and directors and their ages as of the date of this Report are as follows:

Name	Age	Position(s) and Office(s) Held
Heng Fei Yang	45	Chief Executive Officer and Director
Cong He	35	Chief Financial Officer

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

Cong He has served as the Company’s Chief Financial Officer since February 2022. Ms. He has helped our Company establish a high-quality financial management system, effectively controlling costs, planning taxes and allocating operating funds as well as participating in the Company’s investment decisions. Ms. He served as the Chief Financial Officer of the Medical Institutions Traditional Medicine Technology (Liaoning) Co., Ltd. from July 2019 to January 2022. Prior to that, Ms. He was employed as Deputy Financial Director of the Beijing Ruihua Vision Investment Management Ltd from March 2014 to July 2019. Ms. He has expertise in strategic planning, finance, budget forecasting, audit and financial reporting. Ms. He holds a degree in Accounting from The Central South University of Forestry and Technology, and is a certified tax agent and intermediate accountant

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2024 for each of our executive officers and directors.

Name	2024 Compensation
Heng Fei Yang	$21,495
Cong He	$22,086

C.	Board Practices

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Articles.

Employment Contracts

Heng Fei Yang

On December 18, 2019, the Company entered into an employment agreement with its Chief Executive Officer On December 18, 2019, the Company entered into an employment agreement with its Chief Executive Officer (“CEO”), Heng Fei Yang, pursuant to which he receives a monthly base salary of approximately $1,186 (equivalent to RMB $8000). Mr. Yang’s salary may be adjusted based on his work performance, in the sole discretion of the Company. Mr. Yang’s employment is for an initial term of two (2) years, which can be renewed thirty (30) days prior to the expiration of the term if both parties wish to extend. Mr. Yang may be entitled to a bonus, such amount to be determined, at the sole discretion of the Company. The agreement was extended to December 31, 2025.

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

As of December 31, 2024, we had a total of 8 full time employees. We do not have any part time employees.

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

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

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

Due to related parties

During the years ended December 31, 2024, and 2023, the Company received total loan proceeds of $644,366 and $130,943, respectively, from Mr. Heng Fei Yang, the Company’s CEO. The Company repaid $0 in 2024 and $78,281 in 2023. These loans are unsecured, interest-free, and repayable on demand. As of December 31, 2024, and 2023, the outstanding loan balance was $734,095 and $97,138, respectively.

Transactions with related parties

Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) and the Company is under the common control of Mr. Heng Fei Yang. On April 18, 2023, the Company entered into a sales agreement with Aixi for the sale of 100 graphene-based sauna rooms, valued at approximately $253,000. As of December 31, 2023, the Company had received $155,135 in advance payments from Aixi. Accordingly, the Company reported $155,135 as advances from customers – related parties and $0 as account receivable – related party as of December 31, 2023. At December 31, 2024, the Company reported $0 as advances and $14,632 as account receivable from Aixi. During the years ended December 31, 2024 and 2023, the Company sold $587,144 and $0 to Aixi.

The major shareholder of Shanghai Shengji Trade Co., Ltd. (“Shengji”) was one of the management team working for the Company. On June 20, 2023, the Company entered into a sales agreement with Shengji to sell 100 graphene-based sauna rooms for approximately $253,000. By December 31, 2023, the Company had collected $211,784 in advance payments from Shengji. The related products were delivered and sold in 2024. As a result, the Company reported $211,784 as advances from customers – related parties as of December 31, 2023, and $0 as of December 31, 2024. During the years ended December 31, 2024 and 2023, the Company sold $56,291 and $0 to Shengji.

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

Dividend Policy

To date, we have not paid any cash dividends on our shares. Dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.\

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

Approximate Number of Holders of Our Securities

On December 31, 2024, there were 60 shareholders of record of our Ordinary Shares. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

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

If the PRC tax authorities determine that Tian’an is a PRC resident enterprise for enterprise income tax purposes, we would be subject to 25% enterprise income tax on its worldwide income. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-resident individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- resident shareholders of Tian’an would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Tian’an is treated as a PRC resident enterprise.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Cod.

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

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. Holder is advised to consult with its tax advisor.

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

I.	Subsidiary Information

Please see Item 4.a, Information on the Company – History and Development of the Company, above.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2024, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Fiscal Year Ended December 31,
	2024	2023
Audit Fees*	$60,000	$60,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16K.	CYBERSECURITY

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our senior management team and board of directors ensure that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We assess the impact of cybersecurity threats on our business, including our strategic direction, operational performance, and financial stability, using insights from any past cybersecurity incidents in the health care industry of which we are aware.

We have implemented risk-based processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes include access controls to organizational systems, data encryption, and cybersecurity training and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. If necessary, we will engage a third party that is ISO 27001 certified to provide our IT security services. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

As we do not have a dedicated board committee solely focused on cybersecurity, our board of directors has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our board of directors. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and in the event of an incident our board of directors will make the final materiality determinations and disclosure and other compliance decisions.

Overall, our approach to cybersecurity risk management includes the following key elements:

1)	Continuous monitoring of cybersecurity threats, both internal and external, through the use of data analytics and network monitoring systems.
2)	Engage when necessary third-party consultants and other advisors to provide IT services and to assist in assessing points of vulnerability of our information security systems.
3)	Overall assessment of cybersecurity incidents materiality and potential impact on the company’s operations and financial condition by our senior management team and our board of directors, in cooperation, if considered necessary, with specialized external consultants.
4)	Oversight responsibility of cybersecurity risks and compliance with relevant disclosure requirements lies with our board of directors.
5)	Training and Awareness –We provide employee training that is administered on a periodic basis that reinforces our information technology standards and practices, as well as the expectation that employees identify and report potential cybersecurity risks. We also require employees to sign confidentiality agreements, where appropriate to their role.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, operating results and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, operating results and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors—Company-Specific Risk Factors— A cyber-attack or our information systems otherwise not properly working could materially disrupt our business.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

3.1*	Certificate of Incorporation of Tian’an Technology Group Ltd

3.2*	Articles of Association of Yunke Jingrong Information Technology Co., Limited

3.3*	Articles of Association of Shanghai Qige Power Technology Co., Ltd.

3.4*	English Translation of Business License of Shanghai Qige Power Technology Co., Ltd, dated August 10, 2016

10.1*	Factory Premises Leasing Contract by and between Shanghai MarisoPrecision Machinery Co., Ltd and Shanghai Qige Power Technology Co., Ltd dated April 15, 2021.

10.2*	Loan Agreement by and between Liaoning Xinjianlin Guoyitang Health Management Co., Ltd. and the Company, dated July 15, 2019

10.4*	Market Expansion Cooperation Agreement by and between Shanghai Qige Power Technology Co., Ltd and He Li, dated November 2, 2021

10.5**	Strategic Cooperation Framework Agreement by and Shanghai Qige Power Technology Co., Ltd and Xiwang New Materials Technology Co., Ltd, dated October 18, 2022

10.6*	Loan Agreement by and between Tian’an Technology Group Ltd and Mr. Yang Heng Fei, dated April 15, 2021

10.7*	Loan Agreement by and between Tian’an Technology Group Ltd and Shenzhen Shihong Education and Culture Ltd, dated November 20, 2021

10.8*	Form of Securities Purchase Agreement

10.9*	Employment agreement by and between Tian’an Technology Group Ltd and Mr. Yang Heng Fei, dated December 18, 2019

10.10*	Employment agreement by and between Tian’an Technology Group Ltd and He Cong, dated February 1, 2022

10.11**	Lease Agreement by and between Shanghai Qige Power Technology Co., Ltd and Jin Yonggang, dated October 8, 2022

11.1	Insider Trading Policy

14.1**	Code of Business Conduct and Ethics

21.1	Significant Subsidiaries of the Registrant

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Incorporated by reference to Registration Statement on Form F-1 filed March 17, 2023

** Incorporated by reference to the Annual Report on Form 20-F filed June 7, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 25, 2025	TIAN’AN TECHNOLOGY GROUP LTD

/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer

INDEX TO CONSOLDIATED FINANCIAL STATEMENTS

TIAN’AN TECHNOLOGY GROUP LTD.AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tian’an Technology Group Ltd. And Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian’an Technology Group Ltd. And Subsidiaries (the Company) as of December 31, 2024 and 2023, and the related statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Forest Hills, New York

April 25, 2025

PCAOB ID #5867

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023

ASSETS

Current Assets:
Cash	$133,479	$3,058
Accounts receivable	76,272	2,618
Accounts receivable - related party	14,632	-
Other receivables	-	635
Inventories	2,422	-
Advances to suppliers	798,851	170,922

TOTAL ASSETS	$1,025,656	$177,233

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Payroll payable	$8,801	$7,874
Taxes payable	18,545	-
Advance from customers	145,651	31,768
Advance from customers - related parties	-	366,919
Due to related party	734,095	97,138
Other payables	98,536	110,298
Shares to be issued	-	107,200

TOTAL LIABILITIES	1,005,628	721,197

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, no par value, 100,000,000 shares authorized; 45,518,000 shares and 45,000,000 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Additional paid-in capital	607,200	500,000
Accumulated deficits	(609,758)	(1,064,348)
Other comprehensive income	22,586	20,384

Total Stockholders’ Equity	20,028	(543,964)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,025,656	$177,233

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year ended December 31,
	2024	2023

Revenue	$1,195,986	$182,584
Revenue - related parties	587,144	64,035
	1,783,130	246,619

Cost of revenue	614,569	130,998
Cost of revenue - related parties	330,137	48,940
	944,706	179,938

Gross profit	838,424	66,681

Operating Expenses:
Selling and marketing	73,614	40,225
General and administrative	309,250	275,781

Total operating expenses	382,864	316,006

Income (loss) from operations	455,560	(249,325)

Other Income (Loss):
Interest income, net	89	24
Other expenses, net	(1,059)	(708)
Other loss, net	(970)	(684)

Income (loss) before income taxes	454,590	(250,009)

Income taxes	-	-
Net income (loss)	454,590	(250,009)
Other Comprehensive Income (Loss):
Foreign currency translation adjustment	2,202	13,544

Comprehensive income (loss)	$456,792	$(236,465)

Earnings (loss) per common share, basic and diluted	$0.01	$(0.01)

Weighted average number of shares outstanding, basic and diluted	45,512,323	45,000,000

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Other
	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficits	Comprehensive Income	Total

Balance at December 31, 2022	45,000,000	-	$500,000	$(814,339)	$6,840	$(307,499)
Net loss	-	-	-	(250,009)	-	(250,009)
Foreign currency translation adjustment	-	-	-	-	13,544	13,544
Balance at December 31, 2023	45,000,000	-	500,000	(1,064,348)	20,384	(543,964)
Net loss	-	-	-	454,590	-	454,590
Issuance of new shares	518,000	-	107,200	-	-	107,200
Foreign currency translation adjustment	-	-	-	-	2,202	2,202
Balance at December 31, 2024	45,518,000	-	$607,200	$(609,758)	$22,586	$20,028

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year ended December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$454,590	$(250,009)
Adjustments to Reconcile Net Income (Loss) to Net Cash
Used in Operating Activities:
Accounts receivable	(74,383)	(2,639)
Accounts receivable - related party	(14,769)	-
Other receivables	632	794
Inventories	(2,445)	-
Advances to suppliers	(636,349)	(115,124)
Accounts payable	-	(82)
Advance from customers	(249,489)	374,898
Payroll payable	1,053	81
Taxes payable	18,719	(1,542)
Other payables	(10,236)	(11,526)

Net Cash Used in Operating Activities	(512,677)	(5,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shares to be issued	-	107,200
Proceeds from related parties	644,366	130,943
Repayments to related parties	-	(249,076)

Net Cash Provided by (Used in) Financing Activities	644,366	(10,933)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net Cash Provided by Investing Activities	-	-

Effect Of Exchange Rate Changes On Cash	(1,268)	4,135

Net Increase (Decrease) in Cash	130,421	(11,947)
Cash, beginning of year	3,058	15,005

Cash, end of year	$133,479	$3,058

Supplemental Disclosure Of Cash Flow Information:
Interest	$89	$24
Income taxes	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Issuance of new shares	$107,200	$-

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements encompass the financial data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands on April 8, 2021; Yunke Jingrong Information Technology Co., Ltd. (“Yunke”), a holding company established in Hong Kong on October 27, 2021; Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in the Peoples Republic of China (“the PRC”, or “China”) on August 10, 2016; and Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”), an operating company incorporated in the PRC on September 25, 2024. Shanghai Qige is a wholly owned subsidiary of Yunke and Henan Qige is a wholly owned subsidiary of Shanghai Qige, which, in turn, are wholly owned subsidiaries of Tian’an. Collectively, these entities are referred to as “the Company.”

Currently, the Company’s operations are conducted exclusively through its subsidiaries, Shanghai Qige and Henan Qige, while Tian’an and Yunke function solely as holding companies without direct operations. Initially, through Shanghai Qige, the Company specialized in technology-driven sales of power control and service systems solutions. However, in the third quarter of 2022, it transitioned its business model to focus on graphene production and the health therapy industry. The Company leverages the far-infrared heat therapy properties of graphene, integrating them into its products.

In the third quarter of 2024, the Company expanded its business by establishing Henan Qige as a wholly owned subsidiary in China to enter the healthcare service sector. Additionally, plans are underway to develop an online medicine distribution platform to facilitate medication delivery for customers.

The Company’s initial marketing efforts are in the Eastern China market with the intention of developing a nationwide marketing network. The Company has devoted itself to develop a reputation of excellence in product quality and after-sales service.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Percentage Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Heng Fei Yang	Investment holding
Yunke Jingrong Information Technology Co., Ltd.	October 27, 2021, the PRC	USD $0	100% owned by Tian’an	Investment holding
Shanghai Qige Power Technology Co., Ltd.	August 10, 2016, the PRC	USD $0	100% owned by Yunke Jingrong	Production and distribution of power drive product systems and retail healthcare products
Henan Qige Power Artificial Intelligence Technology Co., Ltd.	September 25, 2024, the PRC	RMB $100,000	100% owned by Shanghai Qige	Artificial intelligence software development and healthcare services

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include Tian’an and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, valuation of inventory, allowance for credit losses on financial assets, other receivables and prepayments, revenue recognition from customer contracts. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Advances to Suppliers

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of December 31, 2024 and 2023, advances to suppliers amounted to $798,851 and $170,922, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of December 31, 2024 and 2023, the Company reported inventories of $2,422 and $0 without inventory valuation allowance.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not record any impairment loss for the years ended December 31, 2024 and 2023.

Leases

The Company leases space from third parties for its plant sites and/or office space. In accordance with Statement FASB ASC Topic 842, the Company recognizes a right-of-use asset and lease liability at the commencement date of the of the lease contract and recognizes in profit or loss the lease cost or expense during the lease term. As an accounting policy, the Company elects not to recognize a right-of-use asset and lease liability requirement to short-term leases, which with a term of 12 months or less, instead, recognizes the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The Company generally uses an incremental borrowing rate as the discount rate to measure its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the Company’s control. The Company includes optional renewal periods in the lease term only when it is reasonably certain that the Company will exercise its option.

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

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate. The Company recognized its revenue at a point in time for the periods present.

Our revenues are net of value added tax (“VAT”) collected on behalf of the PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

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

The Company’s financial instruments include cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, accounts payable, amount due from/to related parties, and accrued expenses and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

Earnings per Common Share

The basic earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the weighted average number of common shares during the year. The diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted earnings per share is the same as basic earnings per share due to the lack of dilutive instruments in the Company. For the years ended December 31, 2024 and 2023, the Company had no potential dilutive common stock equivalents outstanding.

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

Translation of Foreign Currencies

Our operation companies’ functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheet.

	December 31,
	2024	2023
Year ended RMB: USD Exchange rate	0.1391	0.1412
Average yearly RMB: USD Exchange rate	0.1404	0.1423

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the years ended December 31, 2024 and 2023 foreign currency translation adjustments of $2,202 and $13,544 respectively, have been reported as other comprehensive income (loss) in the consolidated financial statements.

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

For the year ended December 31, 2024 and 2023, the Company is operating in one reportable business segment, Healthcare. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations.

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

In November 2024, the FASB issued a new standard to expand disclosures about income statement expenses. The guidance requires disaggregation of certain costs and expenses included in each relevant expense caption on our consolidated income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The standard will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – LEASES

The Company leased office space in the PRC. Due to fluctuations in market conditions and changes in the Company’s operational space requirements, lease rates and office size may vary over time. As a result, the lease term is typically within 12 months. The lease is renewable upon mutual agreement between lessee and lessor, based on a new rental rate and office size at the renewal date. The office lease is considered as a short-term lease and the Company elected not to apply the recognition requirements for such leases. Instead, lease payments are recognized in profit or loss on a straight-line basis over the lease term and variable lease payments are recognized in the period in which the obligation is incurred. As of December 31, 2024 and 2023, the Company reported no right-of-use assets and lease liabilities.

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

	For the Year Ended December 31,
	2024	2023
Operating lease cost	$-	$-
Short-term lease cost	7,498	7,686
Variable lease cost	-	-
Total lease cost	$7,498	$7,686

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to related parties

During the years ended December 31, 2024, and 2023, the Company received total loan proceeds of $644,366 and $130,943, respectively, from Mr. Heng Fei Yang, the Company’s CEO. The Company repaid $0 in 2024 and $78,281 in 2023. These loans are unsecured, interest-free, and repayable on demand. As of December 31, 2024, and 2023, the outstanding loan balance was $734,095 and $97,138, respectively.

Transactions with related parties

Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) and the Company is under the common control of Mr. Heng Fei Yang. On April 18, 2023, the Company entered into a sales agreement with Aixi for the sale of 100 graphene-based sauna rooms, valued at approximately $253,000. As of December 31, 2023, the Company had received advance payments totaling $155,135 from Aixi. Accordingly, the Company reported $155,135 as advances from customers – related parties and $0 as accounts receivable – related party as of December 31, 2023.

As of December 31, 2024, the Company reported $0 in advances and $14,632 as account receivable from Aixi. During the years ended December 31, 2024 and 2023, the Company recorded sales to Aixi of $587,144 and $0, respectively.

The major shareholder of Shanghai Shengji Trade Co., Ltd. (“Shengji”) was a member of the Company’s management team. On June 20, 2023, the Company entered into a sales agreement with Shengji for the sale of 100 graphene-based sauna rooms, valued at approximately $253,000. As of December 31, 2023, the Company had collected $211,784 in advance payments from Shengji. The related products were delivered and recognized as sales in 2024. As a result, the Company reported $211,784 as advances from customers – related parties as of December 31, 2023, and $0 as of December 31, 2024. During the years ended December 31, 2024 and 2023, the Company recorded sales to Shengji of $56,291 and $0 , respectively.

NOTE 4 – OTHER PAYABLES

As of December 31, 2024 and 2023, the Company reported $98,536 and $110,298 as its other payables, respectively. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 5 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of December 31, 2024 and 2023, it had 45,518,000 shares and 45,000,000 shares issued and outstanding.

On July 13, 2022, the Company declared a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

On August 22, 2022, the Company issued 5 million shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable has been collected in May and June 2022.

On October 26, 2023, the Company sold 500,000 shares to Mr. Gang Wang for $100,000. Additionally, on December 25, 2023, the Company sold 18,000 shares to Mr. Lihong Zou for $7,200. The total 518,000 shares related to these transactions were issued in 2024.

NOTE 6 – TAXES

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

The PRC

The Company’s subsidiary operating in the PRC is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2024 and 2023 from our continuing operation is as follows:

	For the Year Ended December 31,
	2024	2023
Income (loss) before income taxes from operations in the PRC	$454,590	$(250,009)
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	113,648	(62,502)
Tax effect of net operating loss carryforward	(113,648)	-
Valuation allowance of deferred tax assets	-	62,502
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $62,502 for the year ended December 31, 2023, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of December 31, 2024 and 2023, the Company recorded VAT payable (credit) of $0 and $(1,500), respectively.

The Company is also subject to various local government levies, including stamp tax, urban construction tax, and additional education tax. The rates for these levies are minimal and vary across the different jurisdictions in which the Company operates. Additionally, the Company serves as the withholding agent for personal income tax on employee salaries. As of December 31, 2024, and 2023, the Company recorded $0 in other levies and tax withholdings.

NOTE 7 – EARNINGS PER SHARE

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted earnings (loss) per share. The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023
Earnings (loss) attributable to common shareholders	$454,590	$(250,009)
Weighted average common shares outstanding – Basic and diluted	45,512,323	45,000,000
Earnings (loss) per shares – basic and diluted	$0.01	$(0.01)

NOTE 8 – STATUTORY RESERVES

In accordance with the laws of the PRC, after paying taxes and offsetting prior years’ accumulated losses, a company with a remaining surplus is required to appropriate no less than 10% of its after-tax net income to a statutory reserve. Such appropriations are required until the statutory reserve reaches 50% of the company’s registered capital. The statutory reserve is established to fund employee welfare facilities and other collective benefits and is non-distributable except liquidation. As of December 31, 2024 and 2023, the Company had no statutory reserve balance.

NOTE 9 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentration risks:

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

As of December 31, 2024 and 2023, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the years ended December 31, 2024 and 2023, the Company’s customers that accounted for 10% or more of the Company’s revenue were listed as follow:

	Year Ended December 31,
Customers	2024	2023
A	-	3%
B	-	64%
C	33%	23%

The suppliers accounted for 10% or more of the Company’s purchases during the years ended December 31, 2024 and 2023.

	Year Ended December 31,
Suppliers	2024	2023
AA	-	14%
BB	82%	86%

b. Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

c. Exchange rate risk

The Company reports its financial statements in U.S. dollars (USD). However, the majority of its revenues and costs are denominated in Chinese Renminbi (RMB), and a significant portion of its assets and liabilities are also held in RMB. As a result, the Company is exposed to foreign exchange risk, as fluctuations in the exchange rate between USD and RMB may impact its revenues and financial results. A depreciation of RMB against USD would reduce the value of RMB-denominated revenues and assets when translated into USD.

The Company does not hold any derivative or other financial instruments that would expose it to substantial market risk.

d. Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operation may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. The outbreak of COVID-19 pandemic has expanded all over the world since the beginning of 2020, which has greatly slowdown the growth of the global economy, including the PRC, and this effect might be continued until the COVID 2019 was controlled by the human being. The slowdown of the growth of the PRC’s economy might have an adverse effect on our current business and future developments if we would not catch the opportunities of the increasing demand of medical from the popular residents.

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

