Form 20-F
period 2025-12-31
Tian'an Technology Group Ltd
filed 2026-05-22
CIK 1941189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

10th Floor, Building 5, No. 525 Yuanjiang Road, Minhang District

Shanghai, China

(Address of principal executive offices)

Heng Fei Yang

Chairman and Chief Executive Officer

10th Floor, Building 5, No. 525 Yuanjiang Road, Minhang District

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): 45,518,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2025

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Shares” are to our Ordinary Shares, no par value per share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;
●	“BVI” is to the British Virgin Islands;
●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;
●	“Yuan” or “¥” are to the primary unit of account of the Renminbi (RMB), the legal currency of the People’s Republic of China;
●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;
●	Tian’an Technology Group Ltd., is a limited company organized under the laws of the British Virgin Islands and is the holding company of Tian’an Technology Group (HK) Limited, its wholly owned subsidiary;
●	Tian’an Hong Kong Jingrong Information Technology Co, Ltd. is a limited company organized under the laws of China and is the parent company for Shanghai Qige Power Technology Co., Ltd., its wholly owned subsidiary;
●	Shanghai Qige Power Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., is a limited company organized under the laws of China and is the wholly owned subsidiary of Tian’an Technology Group (HK) Limited;
●	“Henan Qige” is to Henan Qige Power Artificial Intelligence Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., and is a limited company organized under the laws of China and is the wholly owned subsidiary of Shanghai Qige Power Technology Co., Ltd.; and
●	Unless the context provides otherwise, “we,” “us,” “our company” or “our,” “the Company” and “Tian’an” are to Tian’an Technology Group Ltd. a corporation formed under the laws of the British Virgin Islands, and to our three wholly-owned subsidiaries, Tian’an Hong Kong, Shanghai Qige and Henan Qige.
●	“Shares” are to our Ordinary Shares, no par value per share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;
●	“BVI” is to the British Virgin Islands;
●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;
●	“Yuan” or “¥” are to the primary unit of account of the Renminbi (RMB), the legal currency of the People’s Republic of China;
●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;
●	Tian’an Technology Group Ltd., is a limited company organized under the laws of the British Virgin Islands and is the holding company of Tian’an Technology Group (HK) Limited, its wholly owned subsidiary;
●	Tian’an Hong Kong Jingrong Information Technology Co, Ltd. is a limited company organized under the laws of China and is the parent company for Shanghai Qige Power Technology Co., Ltd., its wholly owned subsidiary;
●	Shanghai Qige Power Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., is a limited company organized under the laws of China and is the wholly owned subsidiary of Tian’an Technology Group (HK) Limited;
●	“Henan Qige” is to Henan Qige Power Artificial Intelligence Technology Co., Ltd., which is the operating company for Tian’an Technology Group Ltd., and is a limited company organized under the laws of China and is the wholly owned subsidiary of Shanghai Qige Power Technology Co., Ltd.; and
●	Unless the context provides otherwise, “we,” “us,” “our company” or “our,” “the Company” and “Tian’an” are to Tian’an Technology Group Ltd. a corporation formed under the laws of the British Virgin Islands, and to our three wholly-owned subsidiaries, Tian’an Hong Kong, Shanghai Qige and Henan Qige.

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

Shanghai Qige derives a significant portion of its revenues from a limited number of major customers. As of December 31, 2025, one customer accounted for 2% of our revenues, as compared to 2025 where one customer accounted for 33% of our revenues. Shanghai Qige’s ability to maintain close relationships with major customers is essential to the success of its business. The purchase orders placed by specific customers may vary from period to period, and typically does not have long-term purchase commitments from its customers. As a result, most of its customers could reduce or cease their use of Shanghai Qige’s products and services at any time without any penalty or termination charges. A major customer in one year may not provide the same level of revenues in any subsequent year. In addition, reliance on any individual customer for a significant portion of revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with Shanghai Qige.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2025 and 2024, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. Tian’an Technology Group (HK) Limited (“Tian’an Hong Kong”) is our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Tian’an Hong Kong and our operating company in China. On September 25, 2025, we established Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”) which is a wholly owned subsidiary of Shanghai Qige and our operating company in China.

Currently, our operations are conducted exclusively through our subsidiaries, Shanghai Qige and Henan Qige, while Tian’an and Tian’an HK function solely as holding companies without direct operations. Initially, through Shanghai Qige, we specialized in technology-driven sales of power control and service systems solutions. However, in the third quarter of 2022, we transitioned our business model to focus on graphene production and the health therapy industry. We leverage the far-infrared heat therapy properties of graphene, integrating them into its products.

In the third quarter of 2025, we expanded its business by establishing Henan Qige as a wholly owned subsidiary in China to enter the healthcare service sector. Additionally, plans are underway to develop an online technical support platform, to provide customers with high-quality after-sales service and technical support services.

The following diagram illustrates our corporate structure as of the date of this report:

The structure of cash flows within our organization, and the applicable regulations, are as follows:

1.	Our equity structure is a direct shareholding structure, that is, the overseas entity listed in the U.S. is Tian’an, which directly controls Tian’an Hong Kong, Shanghai Qige and Henan Qige. See “Corporate History and Structure” for additional details.

2.	Within our direct holding structure, the use of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. Because Tian’an and Tian’an Hong Kong have no actual operations, there is no funding for these entitles and all the revenue that is generated by Shanghai Qige and Henan Qige is used to operate Shanghai Qige and Henan Qige. After foreign investors’ funds enter the Company at the close of this offering, the funds can be directly transferred to our PRC subsidiaries Shanghai Qige and Henan Qige through a WFOE structure.

3.	At present the Company has no restrictions on the use of its cash. We have a fund management policy in place which has corresponding internal control rules that are compliant with the laws and regulations of the PRC.

4.	At present, we have never distributed any dividends and do not intend to in the future. However, if the Company decides to distribute dividends to its shareholders, the Company will transfer the dividends from the operating subsidiary in accordance with the laws and regulations of the PRC and other countries. Then the subsidiary will transfer the dividends to Tian’an, and the dividends will be distributed from Tian’an to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

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

Business

Overview

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. Tian’an Technology Group (HK) Limited (“Tian’an Hong Kong”) is our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Tian’an Hong Kong and our operating company in China. On September 25, 2025, we established Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”) which is a wholly owned subsidiary of Shanghai Qige and our operating company in China.

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

China’s large health industry—characterized by rigid demand and high substitution barriers—has transitioned over the past decade from rapid scale expansion to a stage of quality-driven development. Since the release of the Healthy China 2030 Planning Outline in 2016, the industry has maintained steady growth. The health service sector expanded from RMB 5.6–7.3 trillion to over RMB 8 trillion by 2020, while the scale of the full industrial chain reached RMB 9–14.8 trillion by 2025. By 2025, the industry size exceeded RMB 12 trillion, accounting for approximately 9.2% of GDP.

This structural upgrade has been driven by accelerating population aging, rising public health awareness, and the continued release of rigid demand from patients with chronic diseases. At the same time, breakthroughs in emerging segments—particularly AI-enabled healthcare—have catalyzed a shift from quantitative accumulation toward qualitative transformation, marking a critical inflection point in the industry’s development.

Looking ahead, China’s health industry is expected to sustain a compound annual growth rate of around 10%. The scale of the full industrial chain is projected to reach RMB 14–17.4 trillion in 2025, surpass RMB 15 trillion in 2026 (nearly 10% of GDP), and approach RMB 29.1 trillion by 2030. Supported by continued policy backing and rapid technological innovation, the industry will accelerate toward high-quality development and full-chain digitalization. Preventive medicine is expected to account for a growing share, while the commercialization of frontier fields such as AI-driven drug discovery, brain–computer interfaces, and synthetic biology will gain momentum—positioning the health industry as a key pillar of China’s national economy.

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

To enhance customer loyalty and strengthen partnership stickiness while addressing the diverse needs of its client base, the Company has established a differentiated settlement mechanism. For small and medium-sized customers or routine orders, a cash-on-delivery (COD) model is adopted to ensure efficient capital turnover. For long-term core customers or high-value orders, the Company applies a credit-based settlement arrangement, under which payment is fully settled within 60 days following product quality acceptance. This dual-track approach balances operational stability with cooperative flexibility, effectively enhancing customer loyalty, deepening long-term partnerships, and supporting the formation of stable strategic cooperative relationships.

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

On January 20, 2025, the company signed a product procurement contract with Shenzhen Innovation Technology Co., LTD. (hereinafter referred to as “Innovation Technology”). According to the product purchase contract, Entrmei provides us with graphene heating knee module products, and provides customers with technical support, quality assurance and after-sales service.

The Company is seeking other suppliers to extend its product portfolios and reduce the supply chain risks.

Shanghai Qige’s Market Opportunity

Globally, the graphene industry is also showing a rapid growth trend. In 2024, the global graphene market size is about 11.789 billion US dollars, and it is expected to reach about 51.835 billion US dollars by 2030, with a compound annual growth rate of 23.56%.

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

Tian’an Technology Group Ltd. (“Tian’an”) is a holding company that was incorporated under the laws of the British Virgin Islands on April 8, 2021. Tian’an Technology Group (HK) Limited (“Tian’an Hong Kong”) is our wholly owned subsidiary. Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”) is a wholly owned subsidiary of Tian’an Hong Kong and our operating company in China. On September 25, 2025, we established Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”) which is a wholly owned subsidiary of Shanghai Qige and our operating company in China.

The following diagram illustrates our corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of fixed assets and offices with a total net book value of $0 and $0 as of December 31, 2025, respectively.

We maintain an office at 10th Floor, Building 5, No. 525 Yuanjiang Road, Minhang District, Shanghai, China. The property is owned by an associate of our chief executive officer and we do not pay rent for the use of this property.

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

As a result of the above factors, we had a net loss of $89,931 for the year ended December 31, 2025, compared to net income of $454,590 for the year ended December 31, 2024.

Gross Profit

Gross profit was $254,372 for the fiscal year ended December 31, 2025, a decrease of $584,052 or 69.7%, compared to $838,424 of gross profit for the fiscal year ended December 31, 2024. The decrease was primarily due to intensified market competition in 2025, as similar products became widely available in the market. In response to this competitive environment, the Company proactively reduced selling prices for certain higher-margin products, which negatively impacted its gross margin and resulted in a significant decline in gross profit.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Our general and administrative expenses primarily include overseas listing related expenses and fees. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since we completed our offering in March 2024.

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our operations during the fiscal years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(Presented in $USD)

	For the years ended December 31,
	2025	2024
Revenue	$724,539	$1,195,986
Revenue - related parties	10,354	587,144
	734,893	1,783,130

Cost of revenue	472,523	614,569
Cost of revenue - related parties	7,998	330,137
	480,521	944,706

Gross profit	254,372	838,424

Operating Expenses:
Selling and marketing	50,170	73,614
General and administrative	292,259	309,250

Total operating expenses	342,429	382,864

Income (loss) from operations	(88,057)	455,560

Other Income (Loss):
Interest income, net	(49)	89
Other expense, net	(1,825)	(1,059)
Other loss, net	(1,874)	(970)

Income (loss) before income taxes	(89,931)	454,590

Income taxes	-	-
Net income (loss)	(89,931)	454,590
Other Comprehensive Income (Loss):
Foreign currency translation adjustment	(1,872)	2,202

Comprehensive income (loss)	$(91,803)	$456,792

Earnings (loss) per common share, basic and diluted	$0.01	$0.01

Weighted average number of shares outstanding, basic and diluted	45,518,000	45,512,323

Revenues

Revenues were $734,893 for the fiscal year ended December 31, 2025, a decrease of $1,048,237 or 58.8%, compared to $1,783,130 in the same period for the fiscal year ended December 31, 2024. The decrease was mainly due to a sharp reduction in transactions with related parties from $587,144 in 2024 to $10,354 in 2025 , increased market competition in 2025, as comparable products became more widely available in the market, and weaker demand from third-party customers, leading to lower overall sales.

Cost of Revenues

Our cost of revenue was $480, 521 for the fiscal year ended December 31, 2025, a decrease of $ 464,185 or 49.1%, compared to $944,706 in the same period for the fiscal year ended December 31, 2024. The decrease was mainly due to the decrease in sales revenue.

Selling and Marketing

Our selling and marketing expenses were $50,170 for the fiscal year ended December 31, 2025, a decrease of $23,444 or 31.8%, compared to $73,614 in the same period for the fiscal year ended December 31, 2024. The decrease was primarily due to the company’s cost-cutting measures, including reduced advertising campaigns, lower promotional events, and a scaled-back sales team as a response to declining revenue.

General and Administrative Expenses

Our general and administrative expenses were $292,259 for the fiscal year ended December 31, 2025, a decrease of $16,991 or 5.5%, compared to $309,250 in the same period for the fiscal year ended December 31, 2024. The decrease was mainly due to tighter control over discretionary spending, such as office expenses and professional fees, as well as a reduction in certain administrative overheads.

Income (loss) from operations

As of December 31, 2025, our operating loss was $88,057 compared to operating income of $455,560 in the same period of 2024, representing a decrease of $543,617 or 119.3%. The decrease was mainly due to a 58.8% drop in revenue and a 69.7% decline in gross profit, while total operating expenses decreased by only 10.6%, resulting in a swing from operating income to an operating loss.

Cash Flows

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was $126,061. Cash flows from operating activities were primarily driven by a decrease in accounts receivable of $59,228 and a decrease in advances to suppliers of $304,971. These inflows were partially offset by a decrease in advances from customers of $133,011, a decrease in taxes payable of $13,484, and a decrease in other payables of $20,136.

Net cash used in operating activities for the year ended December 31, 2024 was $512,677. Cash flows from operating activities were primarily affected by an increase in advances to suppliers of $636,349 and a decrease in advances from customers of $249,489, as well as a decrease in other payables of $10,236. These outflows were partially offset by an increase in taxes payable of $18,719 and an increase in payroll payable of $1,053.

Investing Activities

There was no investing activities for the years ended December 31, 2025 and 2024.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was $210,991, consisting of $70,590 in proceeds from related party loans, offset by repayments of $281,581 on related party loans.

Net cash provided by financing activities for the year ended December 31, 2024 was $644,366, consisting entirely of proceeds from related party loans.

B.	Liquidity and Capital Resources

Historically, our primary uses of cash have been to finance working capital needs. As of December 31, 2025, we had current assets of $583,873, we had current liabilities of $655,648, and our working capital was ($71,775). We anticipate that our current liquidity is not sufficient to meet the obligations associated with being a company that is fully reporting with the SEC.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents. Any of these incidents could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of our supply chain. The continued uncertainties associated with the economic environment may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the economic environment is still highly uncertain and cannot be predicted as of the financial statement reporting date. No adjustments have been made to the amounts reported in these consolidated financial statements as a result of this matter.

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

Accounts Receivable, Net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $0 and $0 uncollectable account receivable was written-off during the years ended December 31, 2025 and 2024, respectively. Allowance for uncollectable balances amounted to $0 and $0 as of December 31, 2025 and 2024, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of December 31, 2025 and 2024, the Company reported inventories of $8,747 and $2,422 without inventory valuation allowance.

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

Our executive officers and directors and their ages as of the date of this Report are as follows:

Name	Age	Position(s) and Office(s) Held
Heng Fei Yang	46	Chief Executive Officer and Director
Cong He	36	Chief Financial Officer

The business address for all of our officers and directors is 10th Floor, Building 5, No. 525 Yuanjiang Road, Minhang District, Shanghai, China.

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

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2025 for each of our executive officers and directors.

Name	2025 Compensation
Heng Fei Yang	$36,675
Cong He	$26,717

C.	Board Practices

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Articles.

Employment Contracts

Heng Fei Yang

On December 18, 2025, the Company entered into an employment agreement with its Chief Executive Officer, Heng Fei Yang, pursuant to which he receives a monthly base salary of approximately $2,889 (equivalent to RMB $20,000). Mr. Yang’s salary may be adjusted based on his work performance, in the sole discretion of the Company. Mr. Yang’s employment is for a term of five (5) years, which may be renewed thirty (30) days prior to expiration of the term if both parties wish to extend. Mr. Yang may be entitled to a bonus, such amount to be determined, at the sole discretion of the Company.

The Company may terminate Mr. Yang’s employment for cause, at any time, without notice or remuneration, for certain acts, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses, criminal acts and any breach of confidentiality or trade secrets. Mr. Yang may terminate the employment immediately under circumstances prescribed by PRC law, including the Company’s failure to pay agreed remuneration or provide agreed working conditions. In other cases, Mr. Yang is required to provide at least 30 days’ prior written notice, during which the Company may require continued service or permit immediate departure. If Mr. Yang fails to provide such notice without the Company’s consent, he is required to pay compensation equivalent to one month of his average salary in the preceding year in lieu of notice.

During the term of his employment, all inventions, works, software and technical secrets created by Mr. Yang in performing assigned duties or using the Company’s resources shall be owned by the Company.

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

Cong He

On January 15, 2026, the Company entered into an employment agreement with its Chief Financial Officer, Cong He, pursuant to which she receives a monthly base salary of approximately $2,311 (equivalent to RMB $16,000). Ms. He’s salary may be adjusted based on her work performance, in the sole discretion of the Company. Ms. He’s employment is for a term of five (5) years, which may be renewed thirty (30) days prior to expiration of the term if both parties wish to extend. Ms. He may be entitled to a bonus, such amount to be determined, at the sole discretion of the Company.

The Company may terminate Ms. He’s employment for cause, at any time, without notice or remuneration, for certain acts, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses, criminal acts and any breach of confidentiality or trade secrets.

During the term of her employment, all inventions, works, software and technical secrets created by Ms. He in performing assigned duties or using the Company’s resources shall be owned by the Company.

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

As of December 31, 2025, we had a total of 10 full time employees. We do not have any part time employees.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Heng Fei Yang	28,244,000	62.05%
Ordinary Shares	Cong He	-	0.00%
Total of All Current Officers and Directors: (2)			62.05%

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

Due to related parties

During the years ended December 31, 2025, and 2024, the Company received total loan proceeds of approximately $71,000 and $644,000, respectively, from Mr. Heng Fei Yang, the Company’s CEO. The Company repaid $282,000 in 2025 and $0 in 2024, to Mr. Heng Fei Yang. These loans are unsecured, interest-free, and repayable on demand. As of December 31, 2025, and 2024, the outstanding loan balance was $537,724 and $734,095, respectively.

Advances from customers - related parties

On April 18, 2023, the Company entered into a sales agreement with Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) for the sale of 100 graphene-based sauna rooms, with a total contract value of approximately $253,000. During the years ended December 31, 2025 and 2024, the Company recognized sales to Aixi of $11,700 and $587,144, respectively. As of December 31, 2025 and 2024, there were no advances from customers – related parties associated with Aixi.

Similarly, on June 20, 2023, the Company entered into a sales agreement with Shanghai Shengji Trade Co., Ltd. (“Shengji”) for the sale of 100 graphene-based sauna rooms, with a total contract value of approximately $253,000. Revenue related to this agreement was recognized upon delivery of the products in 2025 and 2024. During the years ended December 31, 2025 and 2024, the Company recognized sales to Shengji of $145,806 and $56,291, respectively.

Shengji was previously identified as a related party because 90% of its equity interests were held by an employee who also served as an officer of the Company. However, this employee resigned from the Company in June 2023. Accordingly, Shengji was no longer considered a related party of the Company during 2025. As of December 31, 2025 and 2024, there were no advances from customers associated with Shengji.

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

Our Ordinary Shares are listed on the OTCQB.

Approximate Number of Holders of Our Securities

On December 31, 2025, there were 51 shareholders of record of our Ordinary Shares. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2025, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Fiscal Year Ended December 31,
	2025	2024
Audit Fees*	$60,000	$60,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

* Incorporated by reference to Registration Statement on Form F-1/A filed March 17, 2023

** Incorporated by reference to the Annual Report on Form 20-F filed June 7, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 21, 2026	TIAN’AN TECHNOLOGY GROUP LTD

/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tian’an Technology Group Ltd. And Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian’an Technology Group Ltd. And Subsidiaries (the Company) as of December 31, 2025 and 2024, and the related statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years ended December 31, 2025 and 2024, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Forest Hills, New York

May 21, 2026

PCAOB ID #5867

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025	As of December 31, 2024

ASSETS

Current Assets:
Cash	$49,864	$133,479
Account receivables	17,537	76,272
Account receivables - related party	-	14,632
Inventories	8,747	2,422
Advances to suppliers	507,725	798,851

Total Current Assets	$583,873	$1,025,656

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$5,017	$-
Payroll payable	14,156	8,801
Taxes payable	5,207	18,545
Advance from customers	12,955	145,651
Due to related parties	537,724	734,095
Other payables	80,589	98,536
Total Current Liabilities	655,648	1,005,628

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, No par value, 100,000,000 shares authorized; 45,518,000 shares issued and outstanding as of December 31, 2025 and 2024	-	-
Additional paid-in capital	607,200	607,200
Accumulated deficits	(699,689)	(609,758)
Other comprehensive loss	20,714	22,586

Total Stockholders’ Equity (Deficit)	(71,775)	20,028

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$583,873	$1,025,656

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year ended December 31,
	2025	2024

Revenue	$724,539	$1,195,986
Revenue - related parties	10,354	587,144
	734,893	1,783,130

Cost of revenue	472,523	614,569
Cost of revenue - related parties	7,998	330,137
	480,521	944,706

Gross profit	254,372	838,424

Operating expenses:
Selling and marketing	50,170	73,614
General and administrative	292,259	309,250

Total operating expenses	342,429	382,864

Income (loss) from operations	(88,057)	455,560

Other Income (loss):
Interest income (expense), net	(49)	89
Other expenses, net	(1,825)	(1,059)
Other loss, net	(1,874)	(970)

Income (loss) before income taxes	(89,931)	454,590

Income taxes	-	-
Net income (loss)	(89,931)	454,590
Other Comprehensive Income (Loss):
Foreign currency translation adjustment	(1,872)	2,202

Comprehensive income (loss)	$(91,803)	$456,792

Earnings (loss) per common share, basic and diluted	$(0.00)	$0.01

Weighted average number of shares outstanding, basic and diluted	45,518,000	45,512,323

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Other
	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficits	Comprehensive Income (Loss)	Total

Balance at December 31, 2023	45,000,000	$-	$500,000	$(1,064,348)	$20,384	$(543,964)
Net income	-	-	-	454,590	-	454,590
Issuance of new shares	518,000	-	107,200	-	-	107,200
Foreign currency translation adjustment	-	-	-	-	2,202	2,202
Balance at December 31, 2024	45,518,000	-	607,200	(609,758)	22,586	20,028
Net loss	-	-	-	(89,931)	-	(89,931)
Foreign currency translation adjustment	-	-	-	-	(1,872)	(1,872)
Balance at December 31, 2025	45,518,000	$-	$607,200	$(699,689)	$20,714	$(71,775)

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year ended December 31,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(89,931)	$454,590
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:
Accounts receivable	59,228	(74,383)
Accounts receivable - related party	14,637	(14,769)
Other receivables	-	632
Inventories	(6,090)	(2,445)
Advances to suppliers	304,971	(636,349)
Accounts payable	4,893	-
Advance from customers	(133,011)	(249,489)
Payroll payable	4,984	1,053
Taxes payable	(13,484)	18,719
Other payables	(20,136)	(10,236)

Net Cash Provided by (Used in) Operating Activities	126,061	(512,677)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	70,590	644,366
Repayments to related parties	(281,581)	-

Net Cash Provided by (Used in) Financing Activities	(210,991)	644,366

CASH FLOWS FROM INVESTING ACTIVITIES:
Net Cash Provided by Investing Activities	-	-

Effect Of Exchange Rate Changes On Cash	1,315	(1,268)

Net Increase (Decrease) in Cash	(83,615)	130,421
Cash, beginning of year	133,479	3,058

Cash, end of year	$49,864	$133,479

Supplemental Disclosure Of Cash Flow Information:
Interest	$(49)	$89
Income taxes	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES

Issuance of new shares	$-	$107,200

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements encompass the financial data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands on April 8, 2021; Tian’an Technology Group (HK) Limited (“Tian’an HK”), formerly known as Yunke Jingrong Information Technology Co., Ltd., established in Hong Kong on October 27, 2021; Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in the People’s Republic of Chin (the “PRC”) on August 10, 2016; and Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”), an operating company incorporated in the PRC on September 25, 2024. Shanghai Qige and Henan Qige are wholly owned subsidiaries of Tian’an HK, which, in turn, is a wholly owned subsidiary of Tian’an. Collectively, these entities are referred to as “the Company.”

Currently, the Company’s operations are conducted exclusively through its subsidiaries, Tian’an HK, Shanghai Qige and Henan Qige, while Tian’an function solely as holding companies without direct operations. Initially, through Shanghai Qige, the Company specialized in technology-driven sales of power control and service systems solutions. However, in the third quarter of 2022, it transitioned its business model to focus on graphene production and the health therapy industry. The Company leverages the far-infrared heat therapy properties of graphene, integrating them into its products.

In the third quarter of 2024, the Company expanded its business by establishing Henan Qige as a wholly owned subsidiary in the PRC to enter the healthcare service sector. Additionally, plans are underway to develop an online medicine distribution platform to facilitate medication delivery for customers.

Tian’an is a holding company with no substantive operations. Tian’an HK historically functioned as a holding company; however, beginning in 2025, Tian’an HK commenced limited sales activities. Notwithstanding such activities, substantially all of the Company’s operations continue to be conducted through its PRC subsidiaries.

The Company’s initial marketing efforts are in the Eastern China market with the intention of developing a nationwide marketing network. The Company has developed a reputation of excellence in product quality and after sales service.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Percentage Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Heng Fei Yang	Investment holding
Tian’an Technology Group (HK) Limited (formerly Yunke Jingrong Information Technology Co., Ltd.)	October 27, 2021, Hong Kong	USD $0	100% owned by Tian’an	Investment holding and limited sales of healthcare products
Shanghai Qige Power Technology Co., Ltd.	August 10, 2016, PRC	USD $0	100% owned by Tian’an HK	Sales of healthcare products
Henan Qige Power Artificial Intelligence Technology Co., Ltd.	September 25, 2024, PRC	RMB $100,000	100% owned by Tian’an HK	Artificial intelligence software development and healthcare services

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the Company and its wholly-owned subsidiaries. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

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

Advances to Suppliers

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of December 31, 2025 and 2024, advances to suppliers amounted to $507,725 and $798,851, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of December 31, 2025 and 2024, the Company reported inventories of $8,747 and $2,422 without inventory valuation allowance.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not record any impairment loss for the years ended December 31, 2025 and 2024.

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

Loss per Common Share

The basic loss per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares during the year. The diluted loss per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted loss per share is the same as basic loss per share due to the lack of dilutive instruments in the Company. For the years ended December 31, 2025 and 2024, the Company had no potential dilutive common stock equivalents outstanding.

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

	December 31,
	2025	2024
Year ended RMB: USD Exchange rate	6.9937	7.1884
Average yearly RMB: USD Exchange rate	7.1862	7.1217

	December 31,
	2025	2024
Year ended HKD: USD Exchange rate	7.7832	7.7688
Average yearly HKD: USD Exchange rate	7.7959	7.8029

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the years ended December 31, 2025 and 2024 foreign currency translation adjustments of ($1,872) and $2,202 respectively, have been reported as other comprehensive income (loss) in the consolidated financial statements.

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

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2028, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – LEASES

The Company’s lease portfolio primarily consists of an office lease. The lease had a term from April 17, 2021 to April 16, 2024. On October 13, 2022, the Company early terminated the lease. Instead, the Company relocated with a 12-month new lease. As of December 31, 2025 and 2024, the Company reported no right-of-use assets and lease liabilities.

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

	For the Year Ended December 31,
	2025	2024
Operating lease cost	$-	$-
Short-term lease cost	5,845	7,498
Variable lease cost	-	-
Total lease cost	$5,845	$7,498

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to related parties

During the years ended December 31, 2025, and 2024, the Company received total loan proceeds of approximately $71,000 and $644,000, respectively, from Mr. Heng Fei Yang, the Company’s CEO. The Company repaid $282,000 in 2025 and $0 in 2024, to Mr. Heng Fei Yang. These loans are unsecured, interest-free, and repayable on demand. As of December 31, 2025, and 2024, the outstanding loan balance was $537,724 and $734,095, respectively.

Advances from customers - related parties

On April 18, 2023, the Company entered into a sales agreement with Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) for the sale of 100 graphene-based sauna rooms, with a total contract value of approximately $253,000. During the years ended December 31, 2025 and 2024, the Company recognized sales to Aixi of $11,700 and $587,144, respectively. As of December 31, 2025 and 2024, there were no advances from customers – related parties associated with Aixi.

Similarly, on June 20, 2023, the Company entered into a sales agreement with Shanghai Shengji Trade Co., Ltd. (“Shengji”) for the sale of 100 graphene-based sauna rooms, with a total contract value of approximately $253,000. Revenue related to this agreement was recognized upon delivery of the products in 2025 and 2024. During the years ended December 31, 2025 and 2024, the Company recognized sales to Shengji of $145,806 and $56,291, respectively.

Shengji was previously identified as a related party because 90% of its equity interests were held by an employee who also served as an officer of the Company. However, this employee resigned from the Company in June 2023. Accordingly, Shengji was no longer considered a related party of the Company during 2025. As of December 31, 2025 and 2024, there were no advances from customers – related parties associated with Shengji.

NOTE 4 – OTHER PAYABLES

As of December 31, 2025 and 2024, the Company reported $80,589 and $98,536 as its other payables, respectively. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 5 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of December 31, 2025 and 2024, it had 45,518,000 shares issued and outstanding.

On July 13, 2022, the Company declared a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

On August 22, 2022, the Company issued 5 million shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable has been collected in May and June 2022.

On October 26, 2023, the Company sold 500,000 shares to Mr. Gang Wang for $100,000. Additionally, on December 25, 2023, the Company sold 18,000 shares to Mr. Lihong Zou for $7,200. The total of 518,000 shares from these transactions was issued in 2024.

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

The PRC

The Company’s subsidiary operating in the PRC is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2025 and 2024 from our continuing operation is as follows:

	For the Year Ended December 31,
	2025	2024
Income (loss) before income taxes from operations in the PRC	$(89,931)	$454,590
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	(22,483)	113,648
Tax effect of net operating loss carryforward	-	(113,648)
Valuation allowance of deferred tax assets	22,483	-
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $22,483 for the year ended December 31, 2025, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of December 31, 2025 and 2024, the Company recorded VAT payable of $4,959 and $0, respectively.

The Company is also subject to various local government levies, including stamp tax, urban construction tax, and additional education tax. The rates for these levies are minimal and vary across the different jurisdictions in which the Company operates. Additionally, the Company serves as the withholding agent for personal income tax on employee salaries. As of December 31, 2025, and 2024, the Company recorded $0 in other levies and tax withholdings.

NOTE 7 – NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,
	2025	2024
Net income (loss) attributable to common shareholders	$(89,931)	$454,590
Weighted average common shares outstanding – Basic and diluted	45,518,000	45,512,323
Earnings (loss) per shares – basic and diluted	$(0.00)	$0.01

NOTE 8 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The reserves amounted to $0 and $0 as of December 31, 2025 and 2024.

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

As of December 31, 2025 and 2024, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the years ended December 31, 2025 and 2024, the Company’s customers that accounted for 10% or more of the Company’s revenue were listed as follow:

	Year Ended December 31,
Customers	2025	2024
A	2%	51%
B	2%	33%
C	9%	11%
D	26%	-
E	19%	-
F	19%	-
G	14%	-
H	10%	-

The suppliers accounted for 10% or more of the Company’s purchases during the years ended December 31, 2025 and 2024.

	Year Ended December 31,
Suppliers	2025	2024
AA	21%	9%
BB	79%	82%

b.	Interest rate risk

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

